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Third Quarter Report
 2006

MI Developments Inc.

MI Developments Inc. 455 Magna Drive Aurora, Ontario Canada L4G 7A9 Tel: (905) 713-6322 Fax: (905) 713-6332

MI DEVELOPMENTS ANNOUNCES 2006 THIRD QUARTER RESULTS

November 9, 2006, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three and nine months ended September 30, 2006. All figures are in U.S. dollars.

	REAL ESTATE BUSINESS(1)
	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per share figures)	2006	2005	2006	2005
Revenues	$47,874	$38,151	$138,191	$110,852
Net income	$23,868	$18,722	$75,207	$57,432
Funds from operations ("FFO")(2),(3)	$34,962	$31,961	$104,224	$84,831
Diluted FFO per share(2),(3)	$0.72	$0.66	$2.16	$1.76

	MID CONSOLIDATED(1)
	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per share figures)	2006	2005	2006	2005
Revenues
Real Estate Business	$47,874	$38,151	$138,191	$110,852
Magna Entertainment Corp. ("MEC")(4)	116,581	83,005	582,281	497,663
Eliminations	(8,292)	(1,992)	(22,216)	(3,208)

	$156,163	$119,164	$698,256	$605,307

Net income (loss)
Real Estate Business	$23,868	$18,722	$75,207	$57,432
MEC — continuing operations	(28,465)	(25,683)	(42,249)	(39,552)
Eliminations	(748)	(1,934)	(1,103)	(5,576)

Income (loss) from continuing operations	(5,345)	(8,895)	31,855	12,304
MEC — discontinued operations(5)	(1,465)	5,181	(501)	394

	$(6,810)	$(3,714)	$31,354	$12,698

Diluted earnings (loss) per share from continuing operations	$(0.11)	$(0.19)	$0.66	$0.25
Diluted earnings (loss) per share	$(0.14)	$(0.08)	$0.65	$0.26

(1)	Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.
(2)
The Real Estate Business' results for the three and nine months ended September 30, 2005 include a $3.1 million current tax recovery (which is offset by an equal future tax expense) related to accelerated tax depreciation for which the Real Estate Business qualified with respect to certain properties acquired prior to January 1, 2005. Excluding the impact of this item, the Real Estate Business' FFO for the three and nine months ended September 30, 2005 was $28.9 million ($0.60 per share) and $81.7 million ($1.70 per share), respectively.
(3)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Non-GAAP to GAAP Financial Measures" below.
(4)	Excludes revenues from MEC's discontinued operations.
(5)
MEC's discontinued operations for the three and nine months ended September 30, 2006 and 2005 include the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006, and the operations of the Magna Golf Club, the sale of which was completed on August 25, 2006. In addition, discontinued operations for the three and nine months ended September 30, 2005 include the operations of Flamboro Downs, the sale of which was completed on October 19, 2005, and Maryland-Virginia Racing Circuit, Inc., the sale of which was completed on September 30, 2005.

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REAL ESTATE BUSINESS

Litigation

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers (the "Litigation"). The Company viewed the oppression application as without merit and vigorously defended against it. The hearing of the application concluded on March 1, 2006 and the judge reserved his decision on the matter. On October 30, 2006, Justice J.D. Ground of the Ontario Superior Court of Justice rendered his judgment and dismissed the oppression application.

Operating and Development Highlights

In respect of our core rental portfolio of Magna International Inc. ("Magna") facilities, during the third quarter of 2006 we brought on-stream two expansion projects, representing an aggregate of 99 thousand square feet of leaseable area at a cost of $9.0 million.

At September 30, 2006, the Real Estate Business had two properties under development for Magna: one in each of the United States and the Czech Republic. These developments are expansions to existing facilities and will add an aggregate of 59 thousand square feet to the Real Estate Business' income-producing portfolio. The total anticipated costs related to these projects are approximately $6.0 million, of which $5.0 million had been incurred as of September 30, 2006.

At September 30, 2006, the Real Estate Business had 27.2 million square feet of leaseable area, with annualized lease payments of $158.2 million, representing a return of 10.6% on the gross carrying value of our income-producing portfolio.

During the third quarter of 2006, the Real Estate Business entered into a commitment to purchase an 83 thousand square foot building and 15.5 acres of land in the United States from a third party for approximately $5.6 million, plus transaction costs. The closing of this acquisition is scheduled for the end of November 2006. On closing, the Real Estate Business will assume an existing lease with a subsidiary of Magna for the entire property. In addition, subsequent to the quarter-end, MID started two additional expansion projects for Magna. Once completed, these two projects will add an aggregate of 36 thousand square feet to MID's income-producing portfolio with an estimated cost of $11.0 million.

"Our development work with Magna has slowed down considerably over the past year," said John Simonetti, Chief Executive Officer. "We anticipate that this trend is likely to continue as Magna deals with a challenging automotive industry environment. In addition, given that the Greenlight litigation has been decided in our favour, we hope this matter is truly behind us so that we can focus on strengthening our relationship with Magna."

Financial Results for the Three Months Ended September 30, 2006

For the three months ended September 30, 2006, revenues were $47.9 million, an increase of 25% over revenues of $38.2 million for the three months ended September 30, 2005. The higher revenues reflect ongoing initiatives, including $1.5 million from completed Magna projects coming on-stream, $0.7 million from contractual rent increases on our existing rental portfolio and $6.3 million of higher interest and other income earned from the financing arrangements with MEC and certain of its subsidiaries (the "MEC Financing Arrangements"). Changes in foreign exchange rates increased revenues by $1.5 million while the impact of straight-line and other adjustments reduced revenues by $0.3 million.

FFO in the three months ended September 30, 2006 was $35.0 million, representing an increase of $3.0 million or 9% over FFO for the three months ended September 30, 2005. FFO in the three months ended September 30, 2005 includes a $3.1 million current tax recovery (which is offset by an equal future tax expense) related to accelerated depreciation for which the Real Estate Business qualified with respect to certain properties acquired prior to January 1, 2005. Excluding this item, FFO for the three months ended September 30, 2006 represents a 21% increase over FFO for the three months ended September 30, 2005. This $6.1 million improvement in FFO is due to a $9.7 million increase in revenue, partially offset by increases in general and administrative expenses of $2.3 million and net interest expense of $1.3 million.

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Net income for the third quarter of 2006 of $23.9 million increased by 27% compared to net income of $18.7 million for the third quarter of 2005. The increase resulted from the increase in revenues of $9.7 million and a $0.2 million gain on disposal of real estate, partially offset by increases of $2.3 million in general and administrative expenses, $0.8 million in depreciation, $1.3 million in net interest expense and $0.3 million in income tax expense.

General and administrative expenses for the third quarter of 2006 include $2.4 million of advisory and other costs incurred in connection with the Company's evaluation of certain transactions that, ultimately, were not undertaken. General and administrative expenses for the third quarter of 2005 include $0.8 million of costs incurred in association with the Litigation following MID's review of, and subsequent recommendation by its Board of Directors to vote against, two proposals brought forth by Greenlight Capital, Inc. (the "Shareholder's Proposals"). Excluding these items, general and administrative expenses increased by $0.8 million compared to the third quarter of 2005, primarily due to increased professional fees related to Sarbanes-Oxley compliance and the strengthening of the Canadian dollar against the U.S dollar in the third quarter of 2006 compared to the third quarter of 2005.

Our outstanding debentures are denominated in Canadian dollars and the increase in net interest expense is due to the strengthening of the Canadian dollar against the U.S. dollar, as well as reduced interest income and lower capitalized interest. Interest income decreased to $0.7 million in the third quarter of 2006 compared to $1.7 million in the third quarter of 2005, due to a reduction in cash available for short-term investment, partially offset by a rise in interest rates. Capitalized interest decreased to $0.1 million in the third quarter of 2006 compared to $0.3 million in the third quarter of 2005.

Financial Results for the Nine Months Ended September 30, 2006

For the nine months ended September 30, 2006, revenues were $138.2 million, an increase of 25% over revenues of $110.8 million in the nine months ended September 30, 2005. The higher revenues reflect ongoing initiatives, including $4.4 million from completed Magna projects coming on-stream, $1.8 million from contractual rent increases on our existing rental portfolio and $19.0 million of higher interest and other income earned from the MEC Financing Arrangements. Changes in foreign exchange rates increased revenues by $2.0 million and the impact of straight-line and other adjustments increased revenues by $0.2 million.

Excluding the $3.1 million current tax recovery in the third quarter of 2005 related to accelerated tax depreciation discussed previously, FFO in the nine months ended September 30, 2006 of $104.2 million represents a 27% increase over FFO of $81.8 million for the nine months ended September 30, 2005. This improvement in FFO is primarily due to a $27.3 million increase in revenue, partially offset by increases in net interest expense of $3.3 million and current income tax expense of $1.6 million.

Net income for the nine months ended September 30, 2006 was $75.2 million, an increase of $17.8 million or 31% over net income of $57.4 million for the same period in the prior year. The change over the prior year was a result of increased revenues of $27.3 million, a decrease in general and administrative expenses of $0.1 million, dilution and other gains of $1.9 million and a $2.4 million reduction in income tax expense, partially offset by increases in depreciation and amortization of $1.4 million and net interest expense of $3.3 million and a $9.2 million lower gain on disposal of real estate.

General and administrative expenses decreased by $0.1 million from $15.2 million for the nine months ended September 30, 2005 to $15.1 million for the nine months ended September 30, 2006. General and administrative expenses for the first nine months of 2005 include $3.5 million of costs incurred in association with the Shareholder's Proposals and the Litigation. General and administrative expenses for the nine months ended September 30, 2006 include (i) $2.4 million of advisory and other costs incurred in connection with the Company's evaluation of certain transactions that, ultimately, were not undertaken, and (ii) $0.7 million of costs incurred in association with the Company's defence against the Litigation, which were offset by a $1.3 million recovery of costs associated with the Litigation under the Company's insurance policy. Excluding these items, general and administrative expenses increased by $1.7 million to $13.4 million in the nine months ended September 30, 2006 compared to $11.7 million in the prior year. The increase was primarily due to $0.6 million of repairs and maintenance costs incurred on an income-producing property, increased professional fees related to Sarbanes-Oxley compliance and the 8% increase in the average exchange rate of the Canadian dollar against the U.S. dollar during the nine months ended September 30, 2006 compared to the same period in the prior year.

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The increase in net interest expense is due to the strengthening of the Canadian dollar against the U.S. dollar, resulting in higher reported interest expense on the Company's outstanding debentures, as well as reduced interest income and lower capitalized interest. Interest income decreased to $2.5 million for the nine months ended September 30, 2006 compared to $4.6 million for the nine months ended September 30, 2005, due to a reduction in cash available for short-term investment, partially offset by a rise in interest rates. Capitalized interest decreased to $0.5 million for the nine months ended September 30, 2006 compared to $0.9 million for the nine months ended September 30, 2005.

During the nine months ended September 30, 2006, the Real Estate Business recognized $1.9 million of currency translation gains related to the translation of the Real Estate Business' foreign operations. This gain, which was previously included in the currency translation adjustment component of equity, resulted from the weakening of the U.S. dollar and was recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations.

MAGNA ENTERTAINMENT CORP.

At September 30, 2006, the market value of MID's shareholding in MEC was $294.7 million, based on the Nasdaq closing price of $4.69 per share for MEC Class A Subordinate Voting Stock (NASDAQ: MECA) on that date.

On July 26, 2006, MID announced that it had agreed to amend the existing project financing facility provided in December 2004 to the subsidiary of MEC that operates the Gulfstream Park racetrack in Florida by adding a new tranche of up to $25.8 million (plus costs and capitalized interest) to fund the design and construction of a slot machine facility to be located in the existing Gulfstream clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of the initial batch of slot machines. In addition, MID announced that it had agreed to extend the maturity date of the bridge loan to MEC (the "MEC Bridge Loan") from August 31, 2006 to December 5, 2006, in anticipation of the final closing of MEC's sale of The Meadows racetrack in Pennsylvania on the terms announced by MEC on July 26, 2006.

On September 29, 2006, MID announced that it had agreed to make available to MEC $19.0 million of increased funding under the MEC Bridge Loan. The funds will be used by MEC solely to fund (i) operations and financing activities (including mandatory interest and principal repayments on debt), (ii) maintenance capital expenditures (including amounts required for compliance with environmental or health and safety laws and amounts required by any administrative or governmental authority) and (iii) capital expenditures required pursuant to the terms of certain of MEC's joint venture arrangements. MEC is required to use the proceeds from the sale of The Meadows to fully repay the MEC Bridge Loan, including the increased $19.0 million of available funding. As part of the increased financing, the MEC Bridge Loan was further amended to provide that in the event that MEC did not complete its sale of The Meadows as scheduled, the interest rate for all amounts under the MEC Bridge Loan would be increased by 2.5% per annum.

MEC now anticipates that the closing of The Meadows sale will occur on or about November 14, 2006. Accordingly, as a result of MEC failing to meet certain deadlines specified in the MEC Bridge Loan, (a) the interest rate for all amounts under the MEC Bridge Loan was increased by 2.5% per annum effective November 7, 2006 and (b) MEC became obligated to pay to MID, promptly following closing of the sale of The Meadows, a fee of $0.5 million if (i) MEC or any of its subsidiaries receives any interest payments on the notes issued in connection with the sale of The Meadows as a result of the delay in the closing of such sale or (ii) the sale of The Meadows does not close on or before November 17, 2006 (which date was extended by MID from November 3, 2006).

"Once The Meadows transaction closes, non-core asset sales will have enabled MEC to retire over $250.0 million of debt," said Mr. Simonetti. "However, MEC still has significant work to do in order to bring its debt and interest expense down to acceptable levels. Given our significant equity investment in MEC, we continue to evaluate whether, and to what extent, MID should participate in MEC's ongoing recapitalization efforts. And in this respect, I believe that no alternative should be ruled out."

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Financial Results for the Three and Nine Months Ended September 30, 2006

MEC's racetracks operate for prescribed periods each year. As a result, racing revenues and operating results for any quarter will not be indicative of MEC's revenues and operating results for the year. MEC's results have been restated to distinguish between results from continuing operations and results from discontinued operations. Discontinued operations in the three and nine months ended September 30, 2006 and 2005 include the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006, and the operations of the Magna Golf Club, the sale of which was completed on August 25, 2006. In addition, discontinued operations for the three and nine months ended September 30, 2005 include the operations of Flamboro Downs, the sale of which was completed on October 19, 2005, and Maryland-Virginia Racing Circuit, Inc., the sale of which was completed on September 30, 2005.

MEC's revenues for the three and nine months ended September 30, 2006 increased 40% to $116.6 million and 17% to $582.3 million, respectively, from the prior year comparable periods. The increase in revenues in the third quarter of 2006 is primarily due to gaming revenues at the Remington Park casino facility which opened in November 2005, increased revenues at MEC's California operations due to a change in the racing calendar at Golden Gate Fields resulting in 29 additional live race days in the third quarter of 2006, MEC's acquisition of the remaining 70% equity interest of AmTote International, Inc. on July 26, 2006 (the "AmTote Acquisition"), an increase in food and beverage revenues at MEC's Maryland operations as a result of the acquisition of Maryland Turf Caterers in September 2005, and increased wagering revenues at MagnaBet™. The increase in revenues in the nine months ended September 30, 2006 is primarily due to the same factors noted above for the three months ended September 30, 2006, as well as increased attendance, handle and wagering at Santa Anita Park as a result of better weather and more effective marketing efforts, and increased wagering revenues at Laurel Park as a result of additional live race days and increased average field size. MEC's Florida operations also experienced increased revenues due to the opening of the new clubhouse facility at Gulfstream Park.

Earnings before interest, taxes, depreciation and amortization from MEC's continuing operations excluding dilution and other gains and the minority interest impact ("EBITDA") was a loss of $21.0 million for the third quarter in 2006 compared to a loss of $26.2 million in the prior year. EBITDA was $9.0 million in the nine months ended September 30, 2006 compared to a loss of $13.0 million in the prior year. The improvement in EBITDA for the three months ended September 30, 2006 is primarily due to $33.6 million of increased revenues, partially offset by $13.2 million of increased purses, awards and other expenses and $15.1 million of increased operating costs and general and administrative expenses. The increase in operating costs and general and administrative expenses is primarily due to increased operating and marketing costs at Remington Park for the new casino facility, increased costs resulting from the AmTote Acquisition, increased costs in MEC's California operations resulting from the change in the racing calendar at Golden Gate Fields and an increase in costs in MEC's Maryland operations as a result of the acquisition of Maryland Turf Caterers in September 2005. The improvement in EBITDA for the nine months ended September 30, 2006 is primarily due to $84.6 million of increased revenues and $2.9 million of gains on the disposal of real estate in the first quarter of 2006, partially offset by $40.7 million of increased purses, awards and other expenses and $24.9 million of increased operating costs and general and administrative expenses. The increase in operating costs and general and administrative expenses is primarily due to the same factors mentioned above for the third quarter of 2006 and a decline in pre-development costs due to the timing of such activities, partially offset by increased corporate costs relating to severance, professional fees and bank charges and adjustments recorded at XpressBet® in the second quarter of 2006 related to asset write-offs and increased accruals.

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MEC incurred a net loss for the three and nine months ended September 30, 2006 of $29.9 million and $42.8 million, respectively, compared to a net loss of $20.5 million and $39.2 million, respectively, in the prior year. Excluding the $1.5 million loss and $5.2 million of income from discontinued operations in the three months ended September 30, 2006 and 2005, respectively, the $2.8 million increase in net loss in the third quarter of 2006 is primarily due to increased depreciation expense primarily as a result of the opening of the new clubhouse facility at Gulfstream Park in the first quarter of 2006 and the opening of the Remington Park casino facility in November 2005 and increased interest expense on the MEC Financing Arrangements, partially offset by the improvement in EBITDA noted above and an increased minority interest recovery due to the increase in MEC's net loss before dilution and other gains and the minority interest impact. Excluding the $0.5 million loss and $0.4 million of income from discontinued operations in the nine months ended September 30, 2006 and 2005, respectively, the $2.7 million increase in net loss in the nine months ended September 30, 2006 is primarily due to the factors mentioned above for the third quarter of 2006.

DIVIDENDS

MID's Board of Directors has declared a dividend of $0.15 per share on MID's Class A Subordinate Voting Shares and Class B Shares for the third quarter ended September 30, 2006. The dividend is payable on or after December 15, 2006 to shareholders of record at the close of business on November 30, 2006.

CONFERENCE CALL

A conference call will be held for interested analysts and shareholders to discuss the third quarter results on November 9, 2006 at 10:30 am EST. The number to use for this call is 1-866-249-1964. The number for overseas callers is 416-915-5762. Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com. The conference call will be chaired by John D. Simonetti, Chief Executive Officer.

For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-877-289-8525 and Overseas — 416-640-1917 (reservation number is 21206913 followed by the number sign) and the rebroadcast will be available until November 16, 2006.

ABOUT MID

MID is a real estate operating company engaged in the ownership, management, leasing, development and acquisition of industrial and commercial real estate properties. Virtually all of its income-producing properties are under lease to Magna and its subsidiaries. MID also holds a controlling investment in MEC, a publicly-traded company that, based on revenues, is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information, please contact John D. Simonetti, Chief Executive Officer, at 905-726-7619. For teleconferencing questions, please contact Angie Palmer at 905-726-7106.

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RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES
REAL ESTATE BUSINESS
RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2006	2005	2006	2005
Net income	$23,868	$18,722	$75,207	$57,432
Add back (deduct):
Depreciation and amortization	9,914	9,093	29,025	27,567
Future income taxes(1)	1,269	4,146	2,008	5,886
Gain on disposal of real estate, net of income tax	(89)	—	(95)	(6,054)
Dilution and other gains	—	—	(1,921)	—

Funds from operations(1)	$34,962	$31,961	$104,224	$84,831

Basic and diluted funds from operations per share(1)	$0.72	$0.66	$2.16	$1.76

Average number of shares outstanding (thousands)
Basic	48,295	48,264	48,292	48,250
Diluted	48,340	48,327	48,343	48,311

(1)	The Real Estate Business' results for the three and nine months ended September 30, 2005 include a $3.1 million current tax recovery (which is offset by an equal future tax expense) related to accelerated tax depreciation for which the Real Estate Business qualified with respect to certain properties acquired prior to January 1, 2005. Excluding the impact of this item, the Real Estate Business' FFO for the three and nine months ended September 30, 2005 was $28.9 million ($0.60 per share) and $81.7 million ($1.70 per share), respectively.

FORWARD-LOOKING STATEMENTS

The contents of this press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2005, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2005. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Results of Operations and
Financial Position

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three and nine months ended September 30, 2006. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three and nine months ended September 30, 2006 and the audited consolidated financial statements for the year ended December 31, 2005, both of which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is prepared as at November 8, 2006. Additional information relating to MID, including the Annual Information Form dated March 30, 2006, can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

GENERAL

Overview

MID's principal business is the ownership, management, leasing, development and acquisition of industrial and commercial properties (the "Real Estate Business"). The Company also holds a controlling investment in Magna Entertainment Corp. ("MEC"), a publicly-traded company that, based on revenues, is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets.

MEC's racetrack properties, which include under-utilized lands adjacent to some of the racing operations, are located in premier urban real estate markets in the United States. MEC plans to develop certain of these under-utilized lands and re-develop certain of the properties used in its racing operations. Two of MEC's racetracks (one in the United States and one in Austria) include casino operations with alternative gaming machines and MID believes that MEC is well-positioned to continue to capitalize on legislative changes in certain states across the United States that will permit racetracks to introduce alternative gaming. MID's relationship with MEC provides the Real Estate Business with the opportunity to participate in the development or redevelopment of MEC's lands and properties, including those used in its core racing and alternative gaming operations.

Segments

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company's operations are segmented between wholly-owned operations (the Real Estate Business) and publicly-traded operations (MEC). The segregation of operations between wholly-owned and publicly-traded recognizes the fact that, in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

MID controls 96% of the votes attached to MEC's outstanding stock (representing a 58% equity stake), and is therefore required to include MEC in its consolidated financial statements in accordance with GAAP. MEC accounts for approximately 48% of the Company's consolidated total assets, excluding MEC's assets held for sale, as at September 30, 2006, and 83% of the Company's consolidated revenues, excluding discontinued operations, for the nine months ended September 30, 2006. The Company's consolidated statements of income (loss), consolidated statements of cash flows, consolidated balance sheets and the MD&A have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

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Foreign Currencies

Fluctuations in the U.S. dollar's value relative to other currencies will result in fluctuations in the reported U.S. dollar value of assets, liabilities, income and cash flow. The following tables reflect the changes in the average exchange rates during the three and nine months ended September 30, 2006 and 2005, as well as the exchange rates as at September 30, 2006, June 30, 2006 and December 31, 2005, between the most common currencies in which the Company conducts business (the euro and the Canadian dollar) and MID's U.S. dollar reporting currency.

	Average exchange rates for the three months ended September 30,			Average exchange rates for the nine months ended September 30,
	2006	2005	Change	2006	2005	Change
1 Canadian dollar equals U.S. dollars	0.893	0.834	7%	0.884	0.818	8%
1 euro equals U.S. dollars	1.275	1.221	4%	1.246	1.262	(1%)

	Exchange rates as at
	September 30, 2006	June 30, 2006	December 31, 2005	Change to June 30, 2006	Change to December 31, 2005
1 Canadian dollar equals U.S. dollars	0.897	0.897	0.858	—	5%
1 euro equals U.S. dollars	1.269	1.278	1.184	(1%)	7%

The results of all Canadian and most European operations are translated into U.S. dollars using the average exchange rates for the periods as shown in the preceding tables. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses and income. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

REAL ESTATE BUSINESS

Overview

At September 30, 2006, the Real Estate Business of MID comprises a global portfolio of 108 income-producing industrial and commercial properties located in 10 countries: Canada, Austria, the U.S., Mexico, Germany, Belgium, the United Kingdom, Spain, Poland and the Czech Republic. The Company owns properties representing 27.2 million square feet of leaseable area with a net book value of approximately $1.2 billion. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

Magna International Inc. and its subsidiaries (collectively, "Magna") are the tenants in all but four of the Real Estate Business' income-producing properties. Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, South America and Asia. Magna's operating divisions are grouped along product lines into ten broad product areas: metal body and chassis, closures, electronics, exteriors, interiors, mirrors, powertrain, roof systems, seating, and complete vehicle engineering and assembly.

The terms of the Real Estate Business' lease arrangements with Magna generally provide for the following:

•
leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
tenant's right of first refusal on sale of property.

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Highlights

	Three months ended September 30,			Nine months ended September 30,
(in millions, except per share information)	2006	2005	Change	2006	2005	Change
Rental revenues	$39.6	$36.2	9%	$116.0	$107.6	8%
Interest and other income from MEC	$8.3	$2.0	N/M	$22.2	$3.2	N/M
Net income	$23.9	$18.7	27%	$75.2	$57.4	31%
Funds from operations ("FFO")(1),(2)	$35.0	$32.0	9%	$104.2	$84.8	23%
Diluted FFO per share(1),(2)	$0.72	$0.66	9%	$2.16	$1.76	23%

	As at
(in millions, except number of properties)	September 30, 2006	December 31, 2005	Change
Number of income-producing properties	108	109	(1%)
Leaseable area (sq. ft.)	27.2	26.5	3%
Annualized lease payments ("ALP")(3)	$158.2	$145.6	9%
Income-producing property, gross ("IPP")	$1,489.1	$1,391.4	7%
ALP as percentage of IPP	10.6%	10.5%

(1)
The Real Estate Business' results for the three and nine months ended September 30, 2005 include a $3.1 million current tax recovery (which is offset by an equal future tax expense) related to accelerated tax depreciation for which the Real Estate Business qualified with respect to certain properties acquired prior to January 1, 2005. Excluding the impact of this item, the Real Estate Business' FFO for the three and nine months ended September 30, 2005 was $28.9 million ($0.60 per share) and $81.7 million ($1.70 per share), respectively.

(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under GAAP and therefore may not be comparable to similar measures presented by other companies. For a reconciliation of FFO to net income, see the tables under the headings "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended September 30, 2006 — Funds From Operations" and "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Nine Months Ended September 30, 2006 — Funds From Operations".

(3)
Annualized lease payments represent the total annual rent of the Company assuming the lease payments as at the last day of the period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the period (see "GENERAL — Foreign Currencies" for further details).

Real Estate Business Results of Operations — Three Months Ended September 30, 2006

Rental Revenue

Rental revenue, three months ended September 30, 2005	$36.2
Completed projects on-stream	1.5
Contractual rent increases	0.7
Increase in straight-line rent reduction adjustment	(0.1)
Effect of changes in foreign currency exchange rates	1.5
Other	(0.2)

Rental revenue, three months ended September 30, 2006	$39.6

During the three months ended September 30, 2006, projects representing 0.1 million square feet of leaseable area were brought on-stream, contributing $0.1 million of revenue in the third quarter of 2006 (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended September 30, 2006 — Annualized Lease Payments" for further details of projects brought on-stream in the three months ended September 30, 2006). Projects representing 1.1 million square feet of leaseable area which were brought on-stream in 2005 and the first and second quarters of 2006 contributed $1.4 million of additional revenue in the third quarter of 2006.

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Changes in foreign exchange rates resulted in a $1.5 million increase in the reported U.S. dollar amount of rental revenues, primarily driven by the increase in value of the Canadian dollar and the euro against the U.S. dollar in the third quarter of 2006 compared to the third quarter of 2005.

Interest and Other Income from MEC

Interest and other income from MEC, which represents the interest and fees earned in relation to loan facilities between a subsidiary of MID (the "MID Lender") and MEC and certain of its subsidiaries, increased from $2.0 million in the three months ended September 30, 2005 to $8.3 million in the three months ended September 30, 2006. The increase is primarily due to the increased level of borrowings by certain subsidiaries of MEC under the MEC Project Financing Facilities (as defined below) during the third quarter of 2006 compared to the third quarter of 2005. Similarly, the amount borrowed by MEC under the MEC Bridge Loan (as defined below), established in August 2005, was significantly higher in the third quarter of 2006 than in the third quarter of 2005. See "REAL ESTATE BUSINESS — Loans Receivable from MEC" for further details of the MEC Project Financing Facilities and the MEC Bridge Loan.

General and Administrative Expenses

General and administrative expenses in the third quarter of 2006 increased by $2.3 million to $6.9 million from $4.6 million in the third quarter of 2005. General and administrative expenses for the third quarter of 2006 include $2.4 million of advisory and other costs incurred in connection with the Company's evaluation of certain transactions that, ultimately, were not undertaken. General and administrative expenses for the third quarter of 2005 include $0.8 million of costs incurred in association with the Company's defence against the oppression application brought by Greenlight Capital, Inc. (the "Litigation" — see "COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS") following MID's review of, and subsequent recommendation by its Board of Directors to vote against, two proposals brought forth by Greenlight Capital, Inc. (the "Shareholder's Proposals"). Excluding these items, general and administrative expenses increased by $0.8 million compared to the third quarter of 2005, primarily due to increased professional fees related to Sarbanes-Oxley compliance and the strengthening of the Canadian dollar against the U.S dollar in the third quarter of 2006 compared to the third quarter of 2005.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 9% to $9.9 million in the three months ended September 30, 2006 compared to $9.1 million in the three months ended September 30, 2005, primarily due to new projects brought on-stream since September 30, 2005 and the foreign exchange impact from the stronger Canadian dollar and euro.

Interest Expense, net

Net interest expense was $2.9 million in the three months ended September 30, 2006 compared to $1.6 million for the three months ended September 30, 2005. The Company's Senior Unsecured Debentures (the "Debentures") are denominated in Canadian dollars and the increase in net interest expense is due to the strengthening of the Canadian dollar against the U.S. dollar as well as reduced interest income and lower capitalized interest. Interest income decreased to $0.7 million in the third quarter of 2006 compared to $1.7 million in the third quarter of 2005, due to a reduction in cash available for short-term investment partially offset by a rise in interest rates. Capitalized interest decreased to $0.1 million in the third quarter of 2006 compared to $0.3 million in the third quarter of 2005.

Gain on Disposal of Real Estate

In the third quarter of 2006, the Real Estate Business realized a net gain of $0.2 million on the disposal of one income-producing property in Europe and one in North America (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended September 30, 2006 — Annualized Lease Payments" for further details).

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Income Taxes

In the three months ended September 30, 2006, the Real Estate Business' income tax expense was $4.5 million, representing an effective tax rate of 15.8% compared to an effective tax rate for the three months ended September 30, 2005 of 18.3%. As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. The 2.5% decrease in the effective tax rate is primarily due to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates.

Net Income

Net income for the third quarter of 2006 of $23.9 million increased by 27% compared to net income of $18.7 million for the third quarter of 2005. The increase resulted from the increase in revenues of $9.7 million and a $0.2 million gain on disposal of real estate, partially offset by increases of $2.3 million in general and administrative expenses, $0.8 million in depreciation, $1.3 million in net interest expense and $0.3 million in income tax expense.

Funds From Operations

	Three months ended September 30,
(in thousands, except per share information)	2006	2005	Change
Net income	$23,868	$18,722	27%
Add back (deduct):
Depreciation and amortization	9,914	9,093
Future income taxes	1,269	4,146
Gain on disposal of real estate, net of income tax	(89)	—

FFO	$34,962	$31,961	9%

Basic and diluted FFO per share	$0.72	$0.66	9%

Average number of shares outstanding (thousands)
Basic	48,295	48,264
Diluted	48,340	48,327

Excluding the $3.1 million current tax recovery in the third quarter of 2005 related to accelerated tax depreciation (see footnote 1 under "Real Estate Business — Highlights" for further details), FFO for the three months ended September 30, 2006 of $35.0 million represents a 21% increase over FFO for the three months ended September 30, 2005. This improvement in FFO is due to a $9.7 million increase in revenue, partially offset by increases in general and administrative expenses of $2.3 million and net interest expense of $1.3 million.

Quarterly FFO and diluted FFO per share figures are shown below for the last eight quarters (in thousands, except per share information):

	Q4'04	Q1'05	Q2'05	Q3'05	Q4'05	Q1'06	Q2'06	Q3'06
FFO(1)	$26,575	$26,493	$26,377	$31,961	$28,743	$33,216	$36,047	$34,962
Diluted FFO per share(1)	$0.55	$0.55	$0.55	$0.66	$0.60	$0.69	$0.75	$0.72
Diluted shares outstanding	48,184	48,299	48,308	48,327	48,343	48,346	48,343	48,340

(1)
FFO for 2005 includes (i) a $3.1 million current tax recovery recognized in the third quarter of 2005 related to accelerated tax depreciation (see footnote 1 under "Real Estate Business — Highlights" for further details), and (ii) costs incurred in association with the Shareholder's Proposals and the Litigation in the amounts of $1.8 million, $0.8 million, $0.8 million and $1.9 million ($1.2 million, $0.5 million, $0.5 million and $1.2 million, net of income taxes) in the first, second, third and fourth quarters, respectively. FFO for 2006 includes (i) a $0.7 million recovery in the second quarter under the Company's insurance policy of costs incurred in association with the Company's defence against the Litigation, and (ii) a $2.4 million expense in the third quarter in connection with the Company's evaluation of certain transactions that, ultimately, were not undertaken.

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Annualized Lease Payments

Annualized lease payments, as at June 30, 2006	$158.0
Completed projects on-stream	0.8
Contractual rent increases	0.2
Disposals of income-producing properties	(0.3)
Effect of changes in foreign currency exchange rates	(0.4)
Other	(0.1)

Annualized lease payments, as at September 30, 2006	$158.2

Annualized lease payments at September 30, 2006 of $158.2 million increased marginally compared to annualized lease payments of $158.0 million at June 30, 2006.

The completion of two Magna related expansion projects in the third quarter of 2006 added an aggregate of 99 thousand square feet of leaseable area and increased annualized lease payments by $0.8 million.

Changes in foreign exchange rates reduced annualized lease payments by $0.4 million due to the weakening of the euro against the U.S. dollar at September 30, 2006 compared to June 30, 2006.

Magna has informed MID of its plan to engage in a plant rationalization as a result of significant restructuring in the global automotive industry. To date, Magna's rationalization plan has included eight facilities under lease from the Company, including four in North America and four in Europe. In the third quarter of 2006, the Real Estate Business sold two of these properties (one in North America and one in Europe) representing an aggregate of 46 thousand square feet of leaseable area with annualized lease payments of $0.3 million.

The remaining six Real Estate Business properties currently included in Magna's rationalization plan represent an aggregate of 586 thousand square feet of leaseable area with annualized lease payments of $2.6 million. The net book value of these six facilities at September 30, 2006 was $18.6 million. Magna continues to be bound by the terms of the lease agreements for these six properties with the Company regardless of its plant rationalization plan. However, as part of the Company's ongoing efforts to maintain and further enhance its relationship with Magna, management continues to evaluate alternatives that provide Magna with the flexibility required by its automotive operations.

The impact of Magna's rationalization plan on MID to date has been relatively minor. However, as a result of this initiative and challenges in the automotive industry, the pace of Magna-related construction projects has slowed and MID management believes that this trend may continue.

The annualized lease payments by currency at September 30, 2006 and June 30, 2006 were as follows:

	September 30, 2006		June 30, 2006
euro	$62.8	40%	$63.0	40%
Canadian dollar	51.1	32	50.9	32
U.S. dollar	41.9	26	41.9	27
Other	2.4	2	2.2	1

	$158.2	100%	$158.0	100%

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Real Estate Business Results of Operations — Nine Months Ended September 30, 2006

Rental Revenue

Rental revenue, nine months ended September 30, 2005	$107.6
Completed projects on-stream	4.4
Contractual rent increases	1.8
Decrease in straight-line rent reduction adjustment	0.1
Effect of changes in foreign currency exchange rates	2.0
Other	0.1

Rental revenue, nine months ended September 30, 2006	$116.0

During the nine months ended September 30, 2006, projects representing 0.7 million square feet were brought on-stream, contributing $1.4 million of revenue (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Nine Months Ended September 30, 2006 — Annualized Lease Payments" for further details of projects brought on-stream in the nine months ended September 30, 2006). Projects representing 1.0 million square feet of leaseable area, brought on-stream in 2005, contributed $3.0 million of additional revenue in the nine months ended September 30, 2006.

In the nine months ended September 30, 2006, annual contractual rent increases contributed $0.8 million in additional revenue, while other contractual rent increases contributed $1.0 million in additional revenue.

Changes in foreign exchange rates resulted in a $2.0 million increase in the reported U.S. dollar amount of rental revenues, primarily due to an 8% increase in the average exchange rate of the Canadian dollar against the U.S. dollar, partially offset by a 1% decrease in the average exchange rate of the euro against the U.S. dollar.

Interest and Other Income from MEC

Interest and other income from MEC increased by $19.0 million from $3.2 million in the nine months ended September 30, 2005 to $22.2 million in the nine months ended September 30, 2006. This increase is primarily due to the increased level of borrowings by certain subsidiaries of MEC under the MEC Project Financings during the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005. Similarly, the amount borrowed by MEC under the MEC Bridge Loan was significantly higher throughout the first nine months of 2006 than in the same period in the prior year. See "REAL ESTATE BUSINESS — Loans Receivable from MEC" for further details of the MEC Project Financing Facilities and the MEC Bridge Loan.

General and Administrative Expenses

General and administrative expenses decreased by $0.1 million from $15.2 million for the nine months ended September 30, 2005 to $15.1 million for the nine months ended September 30, 2006. General and administrative expenses for the first nine months of 2005 include $3.5 million of costs incurred in association with the Shareholder's Proposals and the Litigation. General and administrative expenses for the nine months ended September 30, 2006 include (i) $2.4 million of advisory and other costs incurred in connection with the Company's evaluation of certain transactions that, ultimately, were not undertaken, and (ii) $0.7 million of costs incurred in association with the Company's defence against the Litigation, which were offset by a $1.3 million recovery of costs associated with the Litigation under the Company's insurance policy. Excluding these items, general and administrative expenses increased by $1.7 million to $13.4 million in the nine months ended September 30, 2006 compared to $11.7 million in the prior year. The increase was primarily due to $0.6 million of repairs and maintenance costs incurred on an income-producing property, increased professional fees related to Sarbanes-Oxley compliance and the 8% increase in the average exchange rate of the Canadian dollar against the U.S. dollar during the nine months ended September 30, 2006 compared to the same period in the prior year.

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Depreciation and Amortization Expense

Depreciation and amortization expense increased 5% to $29.0 million in the nine months ended September 30, 2006 compared to $27.6 million in the nine months ended September 30, 2005, primarily due to new projects brought on-stream since September 30, 2005 and the increase in the average exchange rate of the Canadian dollar against the U.S. dollar during the nine months ended September 30, 2006 compared to the same period in the prior year.

Interest Expense, net

Net interest expense was $8.3 million in the nine months ended September 30, 2006 compared to $4.9 million for the nine months ended September 30, 2005. The increase in net interest expense is due to the strengthening of the Canadian dollar against the U.S. dollar, resulting in higher reported interest expense on the Company's Debentures, which are denominated in Canadian dollars, as well as reduced interest income and lower capitalized interest. Interest income decreased to $2.5 million for the nine months ended September 30, 2006 compared to $4.6 million for the nine months ended September 30, 2005, due to a reduction in cash available for short-term investment, partially offset by a rise in interest rates. Capitalized interest decreased to $0.5 million for the nine months ended September 30, 2006 compared to $0.9 million for the nine months ended September 30, 2005.

Gain on Disposal of Real Estate

In the nine months ended September 30, 2006, the Real Estate Business recognized a $0.2 million gain on the disposal of two income-producing properties in the third quarter as discussed previously, and a property held for sale in the first quarter, compared to a net gain of $9.4 million on the disposal of three properties held for sale and one income-producing property in the nine months ended September 30, 2005.

Dilution and Other Gains

During the nine months ended September 30, 2006, the Real Estate Business recognized $1.9 million of currency translation gains related to the translation of the Real Estate Business' foreign operations. This gain, which was previously included in the currency translation adjustment component of equity, resulted from the weakening of the U.S. dollar and was recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations.

Income Taxes

In the nine months ended September 30, 2006, the Real Estate Business' income tax expense was $12.7 million, representing an effective tax rate of 14.5% compared to an effective tax rate for the nine months ended September 30, 2005 of 20.9%. The income tax expense for the nine months ended September 30, 2006 is significantly lower than the prior year because of (i) a $2.4 million future tax recovery realized from the reduction in the future Canadian tax rate, and (ii) the $1.9 million currency translation gain discussed previously, which is not subject to tax. The income tax expense for the nine months ended September 30, 2005 includes $3.4 million of income tax expense related to the gain on disposal of real estate as compared to $0.1 million in the nine months ended September 30, 2006. Excluding these items, the Real Estate Business' income tax expense for the nine months ended September 30, 2006 was $15.0 million, representing an effective tax rate of 17.5% compared to income tax expense of $11.7 million in the nine months ended September 30, 2005, representing an effective tax rate of 18.6%. This 1.1% decrease in the effective tax rate is primarily due to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates.

Net Income

Net income for the nine months ended September 30, 2006 was $75.2 million, an increase of $17.8 million or 31% over net income of $57.4 million for the same period in the prior year. The change over the prior year was a result of increased revenues of $27.3 million, a decrease in general and administrative expenses of $0.1 million, dilution and other gains of $1.9 million and a $2.4 million reduction in income tax expense, partially offset by increases in depreciation and amortization of $1.4 million and net interest expense of $3.3 million and a $9.2 million lower gain on disposal of real estate.

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Funds From Operations

	Nine months ended September 30,
(in thousands, except per share information)	2006	2005	Change
Net income	$75,207	$57,432	31%
Add back (deduct):
Depreciation and amortization	29,025	27,567
Future income taxes	2,008	5,886
Gain on disposal of real estate, net of income tax	(95)	(6,054)
Dilution and other gains	(1,921)	—

FFO	$104,224	$84,831	23%

Basic and diluted FFO per share	$2.16	$1.76	23%

Average number of shares outstanding (thousands)
Basic	48,292	48,250
Diluted	48,343	48,311

Excluding the $3.1 million current tax recovery in the third quarter of 2005 related to accelerated tax depreciation (see footnote 1 under "Real Estate Business — Highlights" for further details), FFO in the nine months ended September 30, 2006 of $104.2 million represents a 27% increase over FFO for the nine months ended September 30, 2005 of $81.8 million. This improvement in FFO is primarily due to a $27.3 million increase in revenue, partially offset by increases in net interest expense of $3.3 million and current income tax expense of $1.6 million.

Annualized Lease Payments

Annualized lease payments, as at December 31, 2005	$145.6
Completed projects on-stream	3.9
Contractual rent increases	2.4
Disposals of income-producing properties	(0.3)
Effect of changes in foreign currency exchange rates	6.5
Other	0.1

Annualized lease payments, as at September 30, 2006	$158.2

Annualized lease payments at September 30, 2006 were $158.2 million, an increase of $12.6 million or 9% compared to annualized lease payments of $145.6 million at December 31, 2005.

Projects brought on-stream in the first nine months of 2006 increased annualized lease payments by $3.9 million. These projects include the purchase of a 343 thousand square foot building and 18.8 acres of related land in Saltillo, Mexico from a third party. On closing, the Real Estate Business assumed an existing lease with a subsidiary of Magna for 58% of the building and entered into a lease with the vendor for the remaining portion. These leases increased annualized lease payments by $1.5 million. The remaining $2.3 million increase in annualized lease payments resulted from the completion of nine Magna-related expansion projects with an aggregate of 351 thousand square feet of leaseable area, which were brought on-stream during the nine months ended September 30, 2006.

For the nine months ended September 30, 2006, annual contractual rent increases resulted in a $1.1 million increase in annualized lease payments, while other contractual rent increases resulted in a $1.3 million increase in annualized lease payments.

Changes in foreign exchange rates increased annualized lease payments by $6.5 million, primarily due to the weakening of the U.S. dollar against the euro and Canadian dollar at September 30, 2006 compared to December 31, 2005.

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The annualized lease payments by currency at September 30, 2006 and December 31, 2005 were as follows:

	September 30, 2006		December 31, 2005
euro	$62.8	40%	$57.0	39%
Canadian dollar	51.1	32	46.8	32
U.S. dollar	41.9	26	39.7	27
Other	2.4	2	2.1	2

	$158.2	100%	$145.6	100%

Real Estate Business Statement of Cash Flows

Cash Provided by Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash balances of $93.3 million in the nine months ended September 30, 2006 compared to $80.5 million in the nine months ended September 30, 2005. The increase of $12.8 million is due to a $17.8 million increase in net income, partially offset by a $5.0 million decrease in non-cash items.

For the nine months ended September 30, 2006, changes in non-cash balances used $5.7 million of cash compared to $4.3 million of cash generated from changes in the nine months ended September 30, 2005. The $5.7 million use of cash is due to a $3.1 million decrease in deferred revenue, a $1.0 million reduction in net current income tax liabilities and increases in accounts receivable of $2.3 million and prepaid expenses and other current assets of $1.7 million, partially offset by an increase in accounts payable and accrued liabilities of $2.4 million at September 30, 2006 compared to such balances at December 31, 2005.

Cash Used in Investing Activities

For the nine months ended September 30, 2006, the Real Estate Business, through the MID Lender, advanced $69.8 million ($7.7 million in the third quarter of 2006) to MEC and its subsidiaries under the loan facilities and received $3.4 million ($1.6 million in the third quarter of 2006) of repayments against the Remington Park project financing (see "REAL ESTATE BUSINESS — Loans Receivable from MEC" for further details). The Real Estate Business spent $32.9 million ($6.6 million in the third quarter of 2006) on real estate property expenditures. These cash outflows were partially offset by $2.7 million of proceeds on the sale of two properties in the third quarter. Proceeds on disposal of real estate properties also include the return of a $5.6 million deposit held in trust in connection with a property owned by a third party. Due to the uncertainty of whether the Real Estate Business will acquire this property, a return of the deposit was requested and received in the second quarter of 2006.

Cash Used in Financing Activities

In the nine months ended September 30, 2006, the Real Estate Business paid dividends of $21.7 million ($7.2 million in the third quarter) and generated $0.9 million of cash from the issuance of 30 thousand Class A Subordinate Voting Shares upon the exercise of stock options in the third quarter.

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Real Estate Assets

Overview

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale. The net book values of the Real Estate Business' real estate assets are as follows:

	September 30, 2006	December 31, 2005
Income-producing real estate properties	$1,229.0	$1,170.5
Properties held for development	98.0	100.4
Properties under development	5.0	13.9
Properties held for sale	24.0	23.9

Real estate properties, net	$1,356.0	$1,308.7

Income-Producing Properties

At September 30, 2006, the Real Estate Business had 108 income-producing properties under operating leases, representing 27.2 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and used by Magna primarily to provide automotive parts and modules to the original equipment manufacturers of cars and light trucks throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of Magna. The book value of the income-producing portfolio by country as at September 30, 2006 was as follows:

	Book Value	Percent of Total
Canada	$405.2	33%
Austria	346.8	28
U.S.	246.4	20
Germany	112.5	9
Mexico	79.3	7
Other countries	38.8	3

	$1,229.0	100%

During the three months ended September 30, 2006, the Real Estate Business entered into a commitment to purchase an 83 thousand square foot building and 15.5 acres of land in the United States from a third party for approximately $5.6 million, plus transaction costs. The closing of this acquisition is scheduled for the end of November 2006. On closing, the Real Estate Business will assume an existing lease with a subsidiary of Magna for the entire property.

Properties Under Development

At September 30, 2006, the Real Estate Business had two properties under development: one in each of the United States and the Czech Republic. These developments are expansions to existing facilities and will add 59 thousand square feet to the Real Estate Business' income-producing portfolio. The total anticipated costs related to these projects are approximately $6.0 million, of which $5.0 million had been incurred as of September 30, 2006.

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Properties Held for Development

At September 30, 2006, the Real Estate Business had 1,445.7 acres of land with a net book value of $98.0 million held for future development. Included in this amount is 790.7 acres of land in Simmesport, Louisiana that the Company purchased for $2.4 million in the fourth quarter of 2005. The Company intends to donate up to 50 acres of this land to a not-for-profit organization established to assist Hurricane Katrina redevelopment efforts with charitable funding coming from Magna and other Canadian sponsors. The Company and the not-for-profit organization are currently evaluating alternatives with respect to the remaining parcel of land. Excluding the Louisiana lands, the Company holds land for development with a net book value of $95.6 million at September 30, 2006 compared to $98.0 million at December 31, 2005. The decrease in the net book value of properties held for developments is primarily due to the return to the Company of a deposit held in trust of $5.6 million as discussed previously (see "REAL ESTATE BUSINESS — Real Estate Business Statement of Cash Flows — Cash Used in Investing Activities"), partially offset by a $3.0 million positive foreign exchange impact primarily due to the strengthening of the Canadian dollar against the U.S. dollar.

Properties Held for Sale

At September 30, 2006 properties held for sale had a net book value of $24.0 million compared to a net book value of $23.9 million at December 31, 2005. Properties held for sale include four parcels of vacant land in North America totalling 305.0 acres with a net book value of $20.5 million.

Loans Receivable from MEC

MEC Project Financings

The MID Lender has made available two separate project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park (the "MEC Project Financing Facilities"). The MEC Project Financing Facilities have a term of 10 years (except as described below for the new tranche of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

Prior to the relevant completion date, amounts outstanding under each of the MEC Project Financing Facilities bore interest at a floating rate equal to 2.55% above MID's per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. Since the relevant completion date, amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest will be deferred. However, commencing on the completion date for Remington Park, under certain circumstances a portion of cash from the operations of the Remington Park borrower must be used to pay deferred interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the deferred interest on the Gulfstream Park project financing facility. During the three-month and nine-month periods ended September 30, 2006, $1.6 million and $3.4 million, respectively, of such amounts were repaid. Commencing January 1, 2007, the MID Lender will receive monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities.

In July 2006, the Gulfstream Park project financing facility was amended by adding a new tranche of up to $25.8 million (plus costs and deferred interest) to fund MEC's design and construction of a slot machine facility to be located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of the initial batch of slot machines (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives" for further details). This new tranche of the Gulfstream Park project financing facility has a five-year term. Advances relating to the slot machine facility are made available by way of progress draws and there is no prepayment penalty associated with the new tranche. At the same time, the Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park's total excess cash flow, after permitted capital expenditures and debt service, to be used to repay the additional principal amount being made available under the new tranche. All other terms of the existing Gulfstream Park project financing facility remain unchanged, including that the facility will continue to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility. The MID Lender charged a fee of 1% of the amount of the new tranche as consideration for the amendments, which amount has been capitalized under the Gulfstream Park project financing facility.

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In June 2006, MID consented to the release and transfer to MEC of up to an aggregate of $10.0 million of funds from the subsidiaries that operate the racetracks at Gulfstream Park and Remington Park, subject to approval by MID management over the amount and timing of such releases. Such funds, which would ordinarily be "trapped" at the applicable subsidiaries pursuant to the terms of the MEC Project Financing Facilities, are in excess of the existing cash requirements of the applicable subsidiaries and are to be used by MEC solely to fund payments that are necessary in connection with the operation of the business of MEC and that cannot be deferred on a commercially reasonable basis. At September 30, 2006, the full $10.0 million of such funds had been released and the MID Lender received waiver fees of $0.1 million (1% of the amounts released), which fees were capitalized under the applicable project financing facility.

As at September 30, 2006, there were balances of $131.3 million and $7.1 million, including $13.1 million and $0.3 million of deferred interest, due under the initial tranche and the additional slots tranche, respectively, of the Gulfstream Park project financing facility. A balance of $32.4 million, including $0.4 million of deferred interest, was due under the Remington Park project financing facility. Subsequent to September 30, 2006, a further $3.1 million was advanced under the additional slots tranche of the Gulfstream Park project financing facility.

MEC Bridge Loan

In July 2005, the MID Lender provided MEC with a bridge loan of up to $100.0 million expiring August 31, 2006 (the "MEC Bridge Loan"). The MEC Bridge Loan bears interest, at MEC's option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to the London Interbank Offered Rate ("LIBOR") plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9.0%. In February 2006, the MID Lender agreed to make the third tranche of the MEC Bridge Loan, in the amount of $25.0 million, available to MEC and to waive compliance with a financial covenant contained in the bridge loan in relation to Golden Gate Fields for the period ended December 31, 2005. Concurrently, a similar waiver was provided to MEC under its $50.0 million senior secured revolving credit facility with a bank (the "MEC Credit Facility"). Upon the third tranche becoming available, MEC paid the MID Lender an arrangement fee of $0.5 million and, in connection with the waiver, also paid a fee of $250 thousand and all of the MID Lender's associated costs. In addition, MEC pays an annual commitment fee equal to 1.0% of the undrawn facility.

Also in February 2006, as a result of the fact that MEC had not, prior to December 1, 2005, entered into an agreement to sell The Meadows (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives") subject only to the approval of the Pennsylvania Harness Racing Commission (the agreement of sale that MEC entered into was subject to an additional condition requiring receipt by The Meadows of a Conditional Category 1 slot licence pursuant to the Pennsylvania Race Horse Development and Gaming Act), the MEC Bridge Loan agreement was amended by the MID Lender and MEC in order to add certain MEC subsidiaries as additional guarantors and to have such subsidiaries grant the MID Lender additional security, including mortgages on properties owned by such subsidiaries in California, New York and Ohio.

As a result of the fact that on April 3, 2006 MEC received notice that its agreement to sell approximately 157 acres of under-utilized real estate in Palm Beach County, Florida had been terminated by the proposed purchaser (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"), a mortgage in favour of the MID Lender was also registered against such real estate under the terms of the MEC Bridge Loan.

In July 2006, the MID Lender provided its consent under both the MEC Bridge Loan and the Gulfstream Park project financing facility (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings) to MEC entering into an amended share purchase agreement in connection with, and transferring ownership of, The Meadows as announced by MEC on July 26, 2006. In connection with this consent, the MID Lender received an assignment of the two notes that were issued to MEC in exchange for The Meadows. At the same time, the maturity date of the MEC Bridge Loan was extended from August 31, 2006 to December 5, 2006 in anticipation of the final closing of the sale of The Meadows. In connection with the extension of the MEC Bridge Loan, the MID Lender received an extension fee of $0.5 million (0.5% of the amount of the MEC Bridge Loan) and became entitled to receive an additional fee of $0.5 million if MEC did not complete its sale

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of The Meadows by a deadline tied to certain milestones. MID also consented to a subsidiary of MEC exercising its options to acquire the remaining 70% of AmTote International, Inc. ("AmTote") (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"), in return for which the MID Lender received a second-ranking security interest over AmTote (behind the bank lender under the MEC Credit Facility). In connection with the July 2006 amendments to the MEC Bridge Loan, MEC also amended and extended the terms of the MEC Credit Facility (see "LIQUIDITY AND CAPITAL RESOURCES — MEC").

In August 2006, the MID Lender waived the requirement for MEC to repay a portion of the MEC Bridge Loan from proceeds (net of costs and related loan repayments) from the sale of the Magna Golf Club (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives") in exchange for which the MID Lender received a fee of $0.2 million (1% of such net proceeds). The MID Lender also agreed to a similar waiver and fee in the event that MEC sold the Fontana Golf Club (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives").

In September 2006, the MID Lender agreed to make available to MEC $19.0 million of increased funding under the MEC Bridge Loan. The funds will be used by MEC solely to fund (i) operations and financing activities (including mandatory interest and principal repayments on debt), (ii) maintenance capital expenditures (including amounts required for compliance with environmental or health and safety laws and amounts required by any administrative or governmental authority) and (iii) capital expenditures required pursuant to the terms of MEC's joint venture arrangements with Forest City Enterprises, Inc. ("Forest City") and Caruso Affiliated ("Caruso") (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"). MEC is required to use the proceeds from the sale of The Meadows to fully repay the MEC Bridge Loan, including the increased $19.0 million of available funding. As part of the increased financing, the MEC Bridge Loan was further amended to provide that in the event that MEC did not complete its sale of The Meadows as scheduled, the interest rate for all amounts under the MEC Bridge Loan would be increased by 2.5% per annum. The MID Lender charged MEC an arrangement fee of $0.2 million (1% of the increased funding) in connection with these amendments to the MEC Bridge Loan. All other material terms and conditions of the MEC Bridge Loan remain unchanged.

The Company now anticipates that the closing of The Meadows sale, as discussed below, will occur on or about November 14, 2006. Accordingly, as a result of failing to meet certain deadlines specified in the MEC Bridge Loan, (a) the interest rate for all amounts under the MEC Bridge Loan was increased by 2.5% per annum effective November 7, 2006 and (b) MEC became obligated to pay to the MID Lender, promptly following closing of the sale of The Meadows, a fee of $0.5 million if (i) MEC or any of its subsidiaries receives any interest payments on the notes issued in connection with the sale of The Meadows as a result of the delay in the closing of such sale or (ii) the sale of The Meadows does not close on or before November 17, 2006 (which date was extended by the MID Lender from November 3, 2006).

As at September 30, 2006, there was a balance of $100.4 million due under the MEC Bridge Loan, including $0.4 million of interest, costs and fees receivable. Subsequent to September 30, 2006, a further $11.8 million was advanced under the MEC Bridge Loan.

The amendments to the Gulfstream Park project financing facility and the MEC Bridge Loan, as well as the consent relating to The Meadows sale and the release of excess funds, were approved by the MID Board of Directors (with Messrs. Stronach and Mills refraining from voting given their positions as directors of MEC) based on, among other things, a recommendation from a Special Committee of independent directors of MID.

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MAGNA ENTERTAINMENT CORP.

Overview

MEC owns and operates horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Ohio, Michigan, Oregon, and Ebreichsdorf, Austria and, under a management agreement, operates a racetrack in Pennsylvania that it previously owned. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and is one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages eleven thoroughbred racetracks, one standardbred (harness racing) racetrack and one racetrack that runs both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. Two of MEC's racetracks, Remington Park and Magna Racino™, include casino operations with alternative gaming machines. MEC expects that slot machines will also be installed and operational at its Gulfstream Park facility by the end of November 2006. In addition, MEC operates off-track betting ("OTB") facilities, a United States based national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai, and a European account wagering service known as MagnaBet™. MEC also owns and operates HorseRacing TV™ ("HRTV™"), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network ("RTN"). HRTV™ is currently distributed to more than 13 million cable and satellite TV subscribers. RTN, in which MEC has a minority interest, was formed to telecast races from MEC's racetracks and other racetracks to paying subscribers, via private direct to home satellite. In April 2006, MEC entered into an agreement with Churchill Downs Incorporated ("CDI") and Racing UK Limited ("Racing UK") to partner in a subscription television channel called "Racing World" that broadcasts races from MEC's and CDI's racetracks, as well as other North American and international racetracks, into the United Kingdom and Ireland. MEC also owns AmTote, a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC owns and operates thoroughbred training centres situated near San Diego, California, in Palm Beach County, Florida and in the Baltimore, Maryland area. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.

In addition to its racetracks, MEC's real estate portfolio includes three residential developments in various stages of development in Austria, the United States and Canada. MEC may sell certain residential developments and other real estate in order to generate additional capital for its racing and gaming business. MEC is also working with potential developers and strategic partners on proposals for developing leisure and entertainment and/or retail-based projects on the under-utilized land surrounding, or adjacent to, certain of MEC's premier racetracks.

Recent Developments and Current Initiatives

On November 9, 2005, MEC entered into a share purchase agreement (the "Initial SPA") with PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc. and a fund managed by Oaktree Capital Management, LLC ("Oaktree" and together with PA Meadows, LLC, "Millennium-Oaktree"), providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc. (collectively "The Meadows Entities"), each MEC wholly-owned subsidiaries through which MEC owned and operated The Meadows, a standardbred racetrack in Pennsylvania. On July 26, 2006, MEC entered into an amended share purchase agreement that modified the Initial SPA as a result of the regulatory requirements relating to the approval of the issuance of a gaming licence by the Pennsylvania Gaming Control Board (the "PGCB"), as well as significant changes in the economic and regulatory environment in Pennsylvania since the date of the Initial SPA, including regulations adopted by the Pennsylvania Department of Revenue in respect of the amount of local share assessment taxes payable to North Strabane Township and Washington County. The $225.0 million purchase price in the Initial SPA, which included a $39.0 million holdback, was reduced to $200.0 million, with a $25.0 million holdback, payable to MEC over a five-year period, subject to offset for certain indemnification obligations. In exchange for the shares of The Meadows Entities, MEC received two notes representing the purchase price in the amounts of $175.0 million (the "First Note") and $25.0 million (the "Second Note"). The First Note and

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Second Note were assigned to the MID Lender as security. Concurrently with entering into the amended share purchase agreement, the parties entered into a racing services agreement whereby MEC will continue to manage the racing operations at The Meadows, on behalf of Millennium-Oaktree, for at least five years. On September 27, 2006, the PGCB granted approval to Washington Trotting Association, Inc. of a Conditional Category 1 Gaming Licence (the "Gaming Licence"). Due to regulatory issues relating to the approval of the Gaming Licence, the parties also to modify the terms of the Second Note. The amount of the Second Note will remain intact, however, MEC agreed to release the security requirement for the holdback amount, defer subordinate payments under the holdback and defer receipt of holdback payments until the opening of the permanent casino at The Meadows, in exchange for Millennium-Oaktree providing an additional $25.0 million of equity support for PA Meadows, LLC. Pursuant to the terms of the amended share purchase agreement, the First Note was due to be repaid, following the approval of the Gaming Licence, on or about November 3, 2006, however, the Company now anticipates that the First Note will be repaid on or about November 14, 2006. If the First Note is not repaid on or before November 14, 2006, MEC is entitled to demand that the First Note and the Second Note be cancelled and that the purchaser return the shares of The Meadows Entities to MEC. MEC is required to use the proceeds from the sale of The Meadows to fully repay the MEC Bridge Loan (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Bridge Loan") as well as certain other indebtedness.

Initiatives related to the passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, are actively underway in a number of states in which MEC operates. The passage of such legislation can be a long and uncertain process. In addition, should alternative gaming legislation be enacted in any jurisdiction in which MEC operates, there are a number of factors that will determine the viability and profitability of such an operation at MEC's racetracks. These factors include, without limitation, the income or revenue sharing terms contained in the legislation and applicable licences, the conditions governing the operation of the gaming facility, the number, size and location of the competitor sites which are also licensed to offer alternative gaming, the availability of financing on acceptable terms and the provisions of any ongoing agreements with the parties from whom MEC purchased the racetrack in question. In Ohio, a referendum question on a constitutional amendment with respect to gaming was submitted to the voters at the November 2006 general election, but the initiative was not approved. Alternative gaming legislation was passed in Florida in early 2006 and in each of Oklahoma and Pennsylvania in 2004.

(a)   Florida

  On October 13, 2006, the State of Florida awarded a gaming licence for slot machine operations to MEC's wholly owned subsidiary Gulfstream Park Racing Association Inc. ("GPRA"). MEC expects that 516 slot machines will be installed and operational by the end of November 2006. Under the legislation, each qualifying facility will be entitled to offer up to 1,500 Class III slot machines, subject to a state tax rate of 50% on gross gaming revenues ("GGR"). Each facility will also be subject to a $3.0 million annual licence fee intended to cover administrative costs. In addition, each facility has entered into separate contracts under which Broward County and the city in which the facility conducts pari-mutuel gaming will receive an aggregate of 3.2% of that facility's GGR not exceeding $250.0 million and 4.5% of that facility's GGR in excess of $250.0 million. After negotiating with the Florida Horsemen's Benevolent and Protective Association ("FHBPA") during the first half of 2006 to secure a purse agreement, MEC reached an agreement with the FHBPA in third quarter of 2006 that entitles the horsemen to purse contributions equal to 7.5% of GGR on the first 500 gaming machines installed at Gulfstream Park. Once 1,500 gaming machines are fully installed, purse contributions will be equal to 6.75% of the first $200.0 million of GGR and 12.6% of GGR in excess of $200.0 million. Funding for the initial phase of the slot facility is being provided by the additional tranche of debt under the Gulfstream Park project financing facility (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings"). MEC is proceeding with the development of the slot facility at Gulfstream Park despite an early August 2006 decision rendered by the Florida First District Court of Appeals that reversed a lower court decision that granted summary judgment in favour of "Floridians for a Level Playing Field", a group in which GPRA is a member. The Appeal Court ruled that a trial is necessary to determine whether the constitutional amendment adopting the slots initiative, approved by Floridians in the November 2004 election was invalid because the

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  petitions bringing the initiative forward did not contain the minimum number of valid signatures. Floridians for a Level Playing Field is challenging the decision and has filed an application for a rehearing, a rehearing en banc before the full panel of the Florida First District Court of Appeals and certification by the Florida Supreme Court. MEC believes that the decision rendered by the Florida First District Court of Appeals is incorrect and, accordingly, is continuing forward with slot facility development.

(b)   Oklahoma

  On November 21, 2005, MEC opened a gaming facility with 650 electronic gaming machines at Remington Park, MEC's Oklahoma City racetrack. Under the terms of the applicable legislation, gaming operations at the racetrack are permitted for up to 18 hours per day, not to exceed 106 hours per week. The distribution of revenues from the racetrack's electronic gaming operations will vary based on the annual gross revenues of the racetrack from gaming less all monetary payouts ("Adjusted Gross Revenues"). The legislation allocates between 10% and 30% of the Adjusted Gross Revenues to the State, between 20% and 30% for the benefit of the horsemen and the remaining 50% to 60% to the racetrack, out of which the racetrack operator will pay its capital and operating costs. Remington Park may be eligible for an additional 50 machines in each of 2008 and 2010. Since its opening, the gaming facility has significantly improved Remington Park's operating results.

In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso and certain MEC affiliates to develop certain undeveloped lands surrounding the Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC agreed to fund 50% of approved pre-development costs in accordance with a preliminary business plan for each of these projects, with the goal of entering into operating agreements. As at September 30, 2006, MEC has expended $5.2 million on this initiative, of which $3.4 million was paid in the nine months ended September 30, 2006. These amounts have been included in MEC's real estate properties on the Company's consolidated balance sheets. Under the terms of the Letter of Intent, MEC may be responsible to fund additional costs. To September 30, 2006, MEC has not made any such payments. On September 28, 2006, certain of MEC's affiliates entered into definitive operating agreements with Caruso regarding the proposed development of approximately 51 acres of undeveloped land surrounding Santa Anita Park.

On November 1, 2006, a wholly-owned subsidiary of MEC sold its interest in the entity that owns and operates the Fontana Golf Club located in Oberwaltersdorf, Austria to a subsidiary of Magna for a sale value of 30.0 million euros ($38.3 million). MEC will receive cash proceeds of approximately 13.2 million euros ($16.9 million) and approximately 16.8 million euros ($21.4 million) of debt, including accrued interest, has been assumed by the purchaser.

On August 25, 2006, one of MEC's wholly-owned subsidiaries sold the Magna Golf Club located in Aurora, Ontario, to Magna for cash consideration of Cdn. $51.8 million ($46.4 million), net of transaction costs, subject to various closing adjustments. MEC recognized an impairment loss of $1.2 million at the date of disposition equal to the excess of MEC's carrying value of the assets disposed over their fair values at the date of disposition. Of the sale proceeds, Cdn. $32.6 million ($29.3 million) was used to pay all amounts owing under certain loan agreements with Bank Austria Creditanstalt AG related to the Magna Golf Club.

Also on August 25, 2006, MEC received a letter from Nasdaq indicating that as a result of one of MEC's directors stepping down, MEC was no longer in compliance with the Nasdaq audit committee requirements provided for in Nasdaq Marketplace Rule 4350(d). MEC informed Nasdaq upon the director's resignation on August 21, 2006 that its audit committee was no longer comprised of three independent directors. Nasdaq has confirmed that, pursuant to the cure period provided for in Nasdaq Marketplace Rule 4350(d)(4), MEC has until the earlier of its next annual shareholder's meeting or August 21, 2007 to regain compliance with Nasdaq's audit committee requirements. MEC has commenced a search for an independent director in an effort to regain compliance with the audit committee requirements.

On August 22, 2003, MEC Maryland Investments Inc. ("MEC Maryland"), a wholly-owned subsidiary of MEC, acquired a 30% interest in AmTote for a total cash purchase price, including transaction costs, of $4.3 million. MEC Maryland was granted a purchase option (the "First Option") to acquire an additional 30% equity interest in AmTote, exercisable at any time during the three-year period commencing on the date of MEC Maryland's

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initial 30% equity interest acquisition. If MEC Maryland chose to exercise the First Option, it had a second purchase option (the "Second Option") to acquire the remaining 40% equity interest in AmTote, exercisable at any time during the three-year period commencing on the date of exercise of the First Option. In addition, the shareholders of AmTote were given the right to sell to MEC Maryland their remaining equity interest during the 120-day period following the exercise of the First Option. On July 26, 2006, MEC Maryland acquired the remaining 70% equity interest of AmTote (the "AmTote Acquisition") for a total cash purchase price, including transaction costs, of $9.3 million, net of cash acquired of $5.5 million. The AmTote Acquisition was financed through the MEC Credit Facility (see "LIQUIDITY AND CAPITAL RESOURCES — MEC").

On August 16, 2006, MEC, along with CDI, joined the Empire Racing team ("Empire") that is bidding to operate New York State's thoroughbred racetracks, including Saratoga, Belmont and Aqueduct. MEC has one seat on Empire's 15-member Board of Directors. Empire is a group of New York horsemen and breeders seeking the exclusive right to operate the three New York thoroughbred racetracks. An application was submitted on August 29, 2006 by Empire to acquire ownership of the New York Racing Association franchise upon its expiry at the end of 2007. Subsequent to September 30, 2006, MEC paid $0.3 million towards this initiative.

On May 26, 2006, MEC completed the sale of a restaurant and related real estate located in the United States and received cash consideration of $2.0 million, net of transaction costs and recognized a gain of approximately $1.5 million. MEC was required to use the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility.

On April 7, 2006, MEC announced that it had reached a definitive agreement with CDI and Racing UK, a media rights company and subscription television channel owned by 31 British racecourses, to partner in a subscription television channel called "Racing World". Racing World, which launched on March 8, 2006, broadcasts races from MEC and CDI racetracks, as well as other North American and international racetracks, into the United Kingdom and Ireland. Under the terms of the agreement, MEC, CDI and Racing UK have taken ownership positions in Racing World, with MEC and CDI contributing their respective in-home video and wagering rights in the United Kingdom and Ireland, and Racing UK is managing the day-to-day channel operations.

On April 3, 2006, an agreement previously entered into by one of MEC's subsidiaries to sell 157 acres of excess real estate in Palm Beach County, Florida was terminated. MEC is considering its options with respect to this property.

On March 14, 2006, MEC reached an agreement under which one of its Austrian subsidiaries distributes premium North American horseracing content directly to Ladbrokes' licensed betting shops throughout the United Kingdom and Ireland. The service, which is being provided to Ladbrokes Xtra, a new betting environment being rolled out to approximately 2,000 Ladbrokes shops across the United Kingdom and Ireland, features premier racing content from MEC and other North American tracks.

On March 14, 2006, MEC initiated a search for a new Chief Executive Officer to replace Mr. Tom Hodgson, who stepped down from the role effective March 31, 2006. Until a replacement candidate is identified, Mr. Frank Stronach, MEC's current Chairman, has assumed the role of Interim Chief Executive Officer.

In February 2006, MEC announced the formation of PariMax Inc. ("PariMax"), a new company to oversee the development of MEC's various electronic distribution platforms, including XpressBet®, HRTV™, MagnaBet™, RaceONTV™ and AmTote. PariMax will focus on the development of complete wagering solutions and will concentrate on serving the global wagering market by developing product lines to meet the needs of both distribution partners and end consumers worldwide.

On July 22, 2005, as part of its strategic plan, MEC's Board of Directors approved a recapitalization plan intended to recapitalize MEC's balance sheet through the sale of certain non-strategic assets, with proceeds realized from those assets being applied to reduce debt. To date, MEC has completed, or entered into, agreements to sell non-strategic assets that are expected to generate net proceeds aggregating more than $368.0 million. These transactions include the sale of Flamboro Downs, a harness track and alternative gaming facility in Canada, and the sale of a subsidiary that holds a management contract for the Colonial Downs racetrack in Virginia, both of which were sold in 2005 for aggregate gross proceeds of approximately

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$76.0 million. In March 2006, MEC sold to Magna a property held for sale for net proceeds of approximately $5.6 million. In May 2006, MEC sold a restaurant and related real estate for proceeds of approximately $2.0 million. In August 2006, MEC sold the Magna Golf Club to Magna for consideration of approximately $46.4 million and in November 2006, MEC completed the sale of the Fontana Golf Club to Magna for a sale value of approximately $38.3 million. The remainder of the expected net proceeds are to be generated from the sale of The Meadows to Millennium-Oaktree.

The redevelopment of the Gulfstream Park racing facilities, which commenced in 2004, is now substantially complete. The project included significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course, which was completed prior to the start of the 2005 race meet. The project also included the construction of a modern clubhouse/grandstand, offering an array of restaurants and entertainment facilities. The capital budget for the redevelopment of Gulfstream Park is $176.5 million. The project is being financed through $115.0 million of the Gulfstream Park project financing facility (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings"), a loan of up to $16.6 million (increased on June 30, 2006 from the previous amount of $13.5 million) from BE&K, Inc. ("BE&K"), the parent company of Suitt Construction Co. Inc., the general contractor for the Gulfstream Park redevelopment project (the "BE&K Loan" — see "LIQUIDITY AND CAPITAL RESOURCES — MEC" for further details) and from MEC's general corporate funds. As the project included the demolition of a substantial portion of the existing buildings and related structures, temporary facilities were erected to house the 2005 race meet and best efforts were made by MEC to minimize the disruption to the live racing operations; however, as with any disruption to the racing operations during a race meet, revenues and earnings generated during the 2005 race meet were negatively impacted. Gulfstream Park opened in a limited capacity for its 2006 live race meet on January 4, 2006 as racing and patron areas were sufficiently complete. Construction continued through the 2006 live race meet and best efforts were made by MEC to complete the facility and minimize interference with the race meet. However, as a result of on-going construction, revenues and earnings generated during the 2006 race meet were also negatively impacted.

On May 17, 2005, one of MEC's wholly-owned subsidiaries was awarded a licence to construct and operate a horse racetrack in the Greater Detroit area. The licence is subject to a number of conditions, including among others, the commencement of construction of a racetrack at the proposed site no later than September 1, 2007 and the commencement of live racing no later than October 1, 2009. The proposed site for the new racetrack is in the City of Romulus, Michigan on a property situated less than two miles from the Detroit Metropolitan Airport and less than 25 miles from the centre of the business districts of both Detroit and Ann Arbor. In October 2003, a subsidiary of MID purchased vacant land in Romulus, Michigan, which may serve as the site of the proposed racetrack. In September 2004, one of MEC's subsidiaries entered into an option agreement with MID and one of its subsidiaries to acquire 100% of the shares of the MID subsidiary that owns the land in Romulus, Michigan for $33.5 million. The option has been extended several times, most recently to December 15, 2006. In November 2006, the option agreement was amended to cover only a portion of the lands held by the MID subsidiary and the exercise price was reduced accordingly to approximately $19.9 million. At September 30, 2006, MEC had incurred approximately $2.9 million of costs related to this property and in pursuit of the racing licence for the site. If MID and MEC do not renew or further extend the option agreement, MEC may incur a write-down of such costs.

On March 28, 2006, The Maryland Jockey Club ("MJC") entered into a Memorandum of Understanding, with an effective date of April 9, 2006 (the "Cross-Breed Agreement"), with Cloverleaf Enterprises, Inc., the owner of Rosecroft Raceway, a standardbred track located in Prince George's County in Maryland. The Cross-Breed Agreement replaced a previous agreement (the "Maryland Operating Agreement"), which was effective as of June 9, 2004 and expired on April 30, 2005. However, both parties continued to informally operate under the terms of the Maryland Operating Agreement until April 9, 2006. Under the 15-year Cross-Breed Agreement, the parties have agreed to conduct cross-breed simulcasting at MJC locations and at Rosecroft Raceway, to operate the existing OTB facilities, to develop new OTB facilities within the state of Maryland and to allocate any future legislative authorized purse subsidies. MEC anticipates that the Cross-Breed Agreement will reduce MJC's revenues and earnings before income taxes and minority interest by approximately $1.8 million and $0.9 million, respectively, in 2006.

26    MI Developments Inc.      2006

In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City and various affiliates of MEC, anticipating the development of a portion of the Gulfstream Park racetrack property. Forest City paid $2.0 million to MEC in consideration for its right to work exclusively with MEC on this project. This deposit is included in MEC's accounts payable and accrued liabilities on the Company's consolidated balance sheets. In May 2005, MEC entered into a Limited Liability Company Agreement with Forest City concerning the planned development of "The Village at Gulfstream Park™". That agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial use projects on a portion of the Gulfstream Park property. Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. The $2.0 million deposit received to date from Forest City will constitute the final $2.0 million of the initial capital contribution. MEC is obligated to contribute 50% of any and all equity amounts in excess of $15.0 million as and when needed. To September 30, 2006, MEC has not made any such contributions. In the event the development does not proceed, MEC may have an obligation to fund a portion of the pre-development costs incurred to that point in time. As at September 30, 2006, approximately $12.2 million of costs have been incurred by The Village at Gulfstream Park, LLC, which have been funded entirely by Forest City. The Limited Liability Company Agreement also contemplates additional agreements, including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement to be executed by MEC in due course and upon the satisfaction of certain conditions.

MEC is exploring the possibility of the future development of a thoroughbred racetrack with an associated retail shopping and entertainment complex on vacant land that MEC owns in Dixon, California. This project is still in the early stages of planning and is subject to regulatory and other approvals.

Seasonality

Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. Because five of MEC's largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Pimlico Race Course and Golden Gate Fields) run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the second half of the year, with MEC's third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

MEC Results of Operations — Three Months Ended September 30, 2006

Basis of Presentation

The following discussion is based on MEC's results of operations included in the Company's consolidated statements of income (loss) for the three months ended September 30, 2006 and 2005.

Revenues

Live race days are a significant factor in the operating and financial performance of MEC's racing business. In the first nine months of 2006, MEC operated its largest racetracks for 37 additional live race days compared to the prior year period, primarily due to a change in the racing calendar at Golden Gate Fields, partially offset by fewer live race days at each of MJC and Lone Star Park. MEC's other racetracks operated 17 additional live race days in the nine months ended September 30, 2006 compared to the prior year period, primarily due to additional live race days awarded at Remington Park and Portland Meadows, partially offset by a planned reduction in live race days at Thistledown.

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Set forth below is a schedule of MEC's actual live race days by racetrack for the first three quarters and awarded live race days for the fourth quarter of 2006 with a comparison to 2005.

	Q1 2006	Q1 2005	Q2 2006	Q2 2005	Q3 2006	Q3 2005	YTD 2006	YTD 2005	Awarded Q4 2006	Q4 2005	Total 2006(1)	Total 2005
Largest Racetracks
Santa Anita Park(2)	66	69	15	11	—	—	81	80	5	5	86	85
Gulfstream Park	71	71	16	15	—	—	87	86	—	—	87	86
Golden Gate Fields	40	21	25	29	29	—	94	50	7	46	101	96
Laurel Park	62	47	9	10	24	16	95	73	48	62	143	135
Lone Star Park	—	—	53	58	13	11	66	69	32	31	98	100
Pimlico Race Course	—	11	31	39	—	9	31	59	—	—	31	59

	239	219	149	162	66	36	454	417	92	144	546	561

Other Racetracks
The Meadows	64	57	49	57	49	45	162	159	50	47	212	206
Thistledown	—	—	55	61	61	65	116	126	40	59	156	185
Remington Park	14	4	36	28	34	34	84	66	34	32	118	98
Portland Meadows	39	37	13	8	—	—	52	45	28	25	80	70
Great Lakes Downs	—	—	31	29	52	51	83	80	22	20	105	100
Magna Racino™	3	3	14	17	13	14	30	34	12	11	42	45

	120	101	198	200	209	209	527	510	186	194	713	704

Total	359	320	347	362	275	245	981	927	278	338	1,259	1,265

(1)
Includes actual live race days for the first three quarters of 2006 and awarded live race days for the fourth quarter of 2006.

(2)
Excludes The Oak Tree Meet, which runs primarily in the fourth quarter and is hosted by the Oak Tree Racing Association at Santa Anita Park. The Oak Tree Meet is scheduled to operate for 26 days in 2006 compared to 31 days in 2005.

MEC's total revenues in the third quarter of 2006 were $116.6 million, including $114.2 million from racing and gaming operations and $2.4 million from other operations. This compares to revenues of $83.0 million in the third quarter of 2005, which include $80.4 million from racing operations and $2.6 million from other operations.

The revenue increase of $33.8 million, or 42%, in MEC's racing and gaming operations is primarily attributable to:

•
revenues in MEC's Southern U.S. operations being $14.5 million higher than in the prior year period, primarily due to gaming revenues at the Remington Park casino facility which opened in November 2005 and generated $13.6 million of revenues in the three months ended September 30, 2006;

•
revenues in MEC's California operations being $13.1 million higher than in the prior year period, primarily due to a change in the racing calendar at Golden Gate Fields, whereby there were 29 live race days in the three months ended September 30, 2006 compared to no live race days in the three months ended September 30, 2005;

•
MEC's Technology revenues being $5.7 million higher than in the prior year as a result of the AmTote Acquisition;

•
revenues in MEC's Maryland operations being $1.2 million higher than in the prior year period, primarily due to increased food and beverage revenues resulting from MEC's acquisition of Maryland Turf Caterers, the food and beverage operations at Laurel Park and Pimlico, which was completed in September 2005 and consolidated into the Maryland operations, whereas MEC's equity interest in the operations prior to the acquisition was accounted for on an equity basis; and

•
MEC's European revenues being $0.9 million higher than in the prior year period due to increased wagering activity through MagnaBet™.

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Purses, Awards and Other

Purses, awards and other expenses increased 36% to $50.1 million in the third quarter of 2006 from $36.9 million in the third quarter of 2005, primarily due to $6.5 million of expenses attributable to the opening of the casino facility at Remington Park in late November 2005 and increased wagering at Golden Gate Fields, partially offset by a reduction at XpressBet® as a result of the prior year period including a $1.6 million accrual for an assessment for state pari-mutuel taxes from January 1, 2003 to September 30, 2005.

As a percentage of gross wagering and gaming revenues, purses, awards and other expenses decreased from 62% in the third quarter of 2005 to 59% in the third quarter of 2006 due to the increased pari-mutuel taxes at XpressBet® in the third quarter of 2005 as discussed above.

Operating Costs

Operating costs principally include salaries and benefits, utilities, the cost of food and beverages sold, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, licence fees, insurance premiums and predevelopment and pre-opening costs.

Operating costs increased by $11.7 million, or 20%, to $69.1 million in the third quarter of 2006 compared to $57.4 million in the prior year period, primarily due to:

•
a $4.4 million increase in costs in MEC's Southern U.S. operations, primarily due to operating and marketing costs at Remington Park for the new casino facility;

•
a $4.3 million increase in MEC's Technology operations primarily as a result of the AmTote Acquisition;

•
a $2.0 million increase in MEC's California operations as a result of the change in the racing calendar at Golden Gate Fields;

•
a $0.8 million increase in predevelopment and other costs primarily due to a $1.5 million expense in the third quarter of 2006 relating to MEC's evaluation of other funding sources in connection with its recapitalization plan, a $0.4 million increase in costs to pursue alternative gaming opportunities and a $0.3 million increase in costs related to development initiatives to enhance MEC's racing operations, partially offset by costs which were incurred in the third quarter of 2005 which did not recur in 2006, including $0.9 million of legal costs relating to the protection of MEC's distribution rights and a $0.5 million write-off of information technology determined to have no future benefit; and

•
a $0.7 million increase in costs in MEC's Maryland operations as a result of MEC's acquisition of Maryland Turf Caterers in September 2005 as discussed previously;

partially offset by

•
a $0.9 million decrease in costs in MEC's European operations as a result of cost reduction initiatives; and

•
a $0.9 million recovery from a contractor of warranty costs in the third quarter of 2006 relating to MEC's European residential development.

As a percentage of total revenues, operating costs decreased from 69% in the third quarter of 2005 to 60% in the third quarter of 2006, primarily due to the increase in racing and gaming revenues.

General and Administrative Expenses

MEC's general and administrative expenses were $18.3 million in the third quarter of 2006 compared to $14.9 million in the third quarter of 2005. The $3.4 million increase is primarily attributable to MEC's Technology operations resulting from the AmTote Acquisition, partially offset by a reduction in MEC's corporate office costs in the third quarter of 2006. As a percentage of total revenues, general and administrative expenses decreased from 18% in the third quarter of 2005 to 16% in the third quarter of 2006 due to the increase in racing and gaming revenues.

MI Developments Inc.      2006    29

Depreciation and Amortization Expense

Depreciation and amortization increased from $9.8 million in the third quarter of 2005 to $11.7 million in the third quarter of 2006, primarily due to increased depreciation on the clubhouse facility at Gulfstream Park and the casino facility at Remington Park, which were substantially completed in the first quarter of 2006 and the fourth quarter of 2005, respectively, partially offset by reduced depreciation at The Meadows as a result of ceasing depreciation upon announcement of the sale transaction with Millennium-Oaktree.

Interest Expense, net

MEC's net interest expense for the third quarter of 2006 increased by $7.9 million over the same period in the prior year to $17.0 million. The higher net interest expense is primarily attributable to borrowings on the MEC Bridge Loan and the MEC Project Financing Facilities.

Income Tax Recovery

MEC recorded an income tax recovery of $1.0 million on a loss before dilution and other gains, income taxes and minority interest of $49.7 million for the third quarter of 2006 compared to an income tax recovery of $1.2 million on MEC's loss before dilution and other gains, income taxes and minority interest of $45.1 million in the third quarter of 2005. The income tax recoveries for the third quarters of 2006 and 2005 relate primarily to certain U.S. operations that are not included in MEC's U.S. consolidated income tax return.

Discontinued Operations

Discontinued operations for the three months ended September 30, 2006 and 2005 include the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006, and the operations of the Magna Golf Club, the sale of which was completed on August 25, 2006. In addition, discontinued operations in the third quarter of 2005 include the operations of Flamboro Downs, the sale of which was completed on October 19, 2005, and Maryland-Virginia Racing Circuit, Inc. ("MVRC"), the sale of which was completed on September 30, 2005. As disclosed in note 3 to the unaudited interim consolidated financial statements, MEC had a loss before minority interest from discontinued operations of $2.5 million in the third quarter of 2006 compared to income before minority interest of $8.9 million in the third quarter of 2005. The Company recognized a minority interest recovery of $1.0 million for discontinued operations in the third quarter of 2006 compared to $3.7 million in the third quarter of 2005, resulting in a loss from discontinued operations of $1.5 million in the third quarter of 2006 compared to income from discontinued operations of $5.2 million in the third quarter of 2005.

Net Loss

For the three months ended September 30, 2006, MEC's net loss was $29.9 million, compared to a net loss of $20.5 million in the three months ended September 30, 2005. The net loss includes dilution and other gains and the minority interest impact as detailed later in the MD&A under the heading "MID CONSOLIDATED RESULTS OF OPERATIONS — Three Months Ended September 30, 2006". Excluding discontinued operations, the increase in net loss in the third quarter of 2006 is the result of a $4.6 million increase in operating loss and a $0.2 million reduction in the income tax recovery, partially offset by an increase in the minority interest recovery of $2.1 million.

30    MI Developments Inc.      2006

MEC Results of Operations — Nine Months Ended September 30, 2006

Basis of Presentation

The following discussion is based on MEC's results of operations included in the Company's consolidated statements of income (loss) for the nine months ended September 30, 2006 and 2005.

Revenues

MEC's total revenues for the nine months ended September 30, 2006 were $582.3 million, including $574.3 million from racing and gaming operations and $8.0 million from other operations. This compares to revenues of $497.7 million in the nine months ended September 30, 2005, which include $486.9 million from racing operations and $10.8 million from other operations.

The revenue increase of $87.4 million, or 18%, in MEC's racing and gaming operations is primarily attributable to:

•
revenues in MEC's Southern U.S. operations being $41.3 million higher than in the prior year period, primarily due to gaming revenues at the Remington Park casino facility which opened in November 2005 and generated $43.1 million of revenues in the nine months ended September 30, 2006, partially offset by decreased handle and revenues at Lone Star Park due to three fewer live race days in the nine months ended September 30, 2006 compared to the prior year period and increased competition from racetracks in surrounding states and internet wagering operations;

•
revenues in MEC's California operations being $26.3 million higher than in the prior year period, primarily due to:

•
increased attendance and higher levels of handle and wagering at Santa Anita Park throughout the 2006 live race meet as a result of good weather in Southern California and focused marketing initiatives to attract patrons "back to the track". Southern California experienced significant rainfall during the 2005 live race meet, which resulted in lower attendance and gross wagering and a reduction in the number of races that were run on the turf course (which typically generates higher levels of wagering) during the 2005 live race meet; and

•
a change in the racing calendar at Golden Gate Fields whereby live race days were increased from 50 days in the nine months ended September 30, 2005 to 94 days in the nine months ended September 30, 2006;

•
revenues in MEC's Maryland operations being $6.6 million higher than in the prior year period, primarily due to MEC's acquisition of Maryland Turf Caterers in September 2005 as discussed previously and increased wagering on Laurel Park racing content as a result of the new turf course at Laurel Park, which has resulted in increased field sizes and handle. Export of the Laurel Park signal was up significantly in the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005;

•
revenues in MEC's Florida operations being $6.2 million higher than in the prior year period, primarily due to the opening of the new clubhouse facility at Gulfstream Park, which was sufficiently complete to open the meet on schedule on January 4, 2006. However, construction continued throughout the 2006 live race meet which affected the current period's results despite MEC's best efforts to minimize the disruption's negative impact;

•
MEC's Technology revenues being $5.7 million higher than in the prior year period as a result of the AmTote Acquisition; and

•
revenues in MEC's European operations being $3.3 million higher than in the prior year period due to increased wagering activity through MagnaBet™.

The $2.8 million decrease in revenue from other operations in the nine months ended September 30, 2006 compared to the prior year is primarily due to fewer residential housing sales at MEC's European residential development and lower revenues earned at MEC's European golf course and recreational facilities as a result of a lower membership base.

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Purses, Awards and Other

Purses, awards and other expenses increased 16% to $287.1 million in the nine months ended September 30, 2006 from $246.4 million in the nine months ended September 30, 2005, primarily due to increased wagering at Golden Gate Fields, Santa Anita Park and Gulfstream Park for reasons noted above and $20.9 million of expenses attributable to the opening of the casino facility at Remington Park in late November 2005.

As a percentage of gross wagering and gaming revenues, purses, awards and other expenses decreased marginally to 61% in the nine months ended September 30, 2006 compared to 62% in the same period in 2005.

Operating Costs

Operating costs of $236.2 million in the nine months ended September 30, 2006 increased by $19.7 million, or 9%, over the same period in the prior year, primarily due to:

•
a $13.2 million increase in costs in MEC's Southern U.S. operations, primarily due to operating and marketing costs at Remington Park for the new casino facility;

•
a $5.2 million increase in MEC's Technology operations, primarily as a result of the AmTote Acquisition;

•
a $3.7 million increase in costs in MEC's Maryland operations as a result of MEC's acquisition of Maryland Turf Caterers; and

•
a $2.8 million increase in costs in MEC's California operations, primarily due to additional live race days at Golden Gate Fields as a result of the change in the racing calendar and increased wagering activity at Santa Anita Park;

partially offset by:

•
a $2.7 million decrease in costs in MEC's European operations as a result of cost reduction initiatives;

•
a $1.9 million decrease in pre-development costs, primarily due to $1.5 million less being spent on pursuing alternative gaming operations and costs which were incurred in 2005 which did not recur in 2006, including $1.0 million of legal costs relating to the protection of MEC's distribution rights, a $0.6 million write-off of information technology determined to have no future benefit and $0.4 million of costs relating to the Laurel Park redevelopment, partially offset by a $1.5 million expense in the third quarter of 2006 relating to MEC's evaluation of other funding sources in connection with its recapitalization plan; and

•
a $0.9 million recovery from a contractor of warranty costs in the third quarter of 2006 relating to MEC's European residential development.

As a percentage of total revenues, operating costs decreased from 44% in the nine months ended September 30, 2005 to 41% in the nine months ended September 30, 2006, primarily due to the increase in racing and gaming revenues, partially offset by additional costs as noted above.

General and Administrative Expenses

MEC's general and administrative expenses were $52.8 million in the nine months ended September 30, 2006 compared to $47.6 million in the nine months ended September 30, 2005. The increase of $5.2 million is primarily attributable to MEC's Technology operations resulting from the AmTote Acquisition and $2.0 million in severance costs for two senior executives at MEC's corporate office, which includes $0.7 million of stock-based compensation As a percentage of total revenues, general and administrative expenses decreased from 10% in the nine months ended September 30, 2005 to 9% in the nine months ended September 30, 2006, primarily due to the increase in racing and gaming revenues, partially offset by additional costs of AmTote and severance and stock option arrangements.

Depreciation and Amortization Expense

Depreciation and amortization increased $4.4 million from $28.5 million in the nine months ended September 30, 2005 to $32.9 million in the nine months ended September 30, 2006, primarily due to the increase in depreciation on the clubhouse facility at Gulfstream Park and the casino facility at Remington Park as discussed previously, partially offset by the reduction in depreciation at The Meadows also discussed previously.

32    MI Developments Inc.      2006

Interest Expense, net

MEC's net interest expense for the nine months ended September 30, 2006 increased by $22.7 million over the same period in the prior year to $47.6 million. The higher net interest expense is primarily attributable to borrowings on the MEC Bridge Loan and the MEC Project Financing Facilities.

Gain on Disposal of Real Estate

In the first quarter of 2006, MEC sold to Magna a real estate property held for sale and located in the United States. A gain on disposal of real estate of $2.9 million was recognized based on the cash consideration received, net of transaction costs, of $5.6 million.

Income Tax Expense

MEC recorded an income tax provision of $1.2 million on a loss before dilution and other gains, income taxes and minority interest of $71.5 million for the nine months ended September 30, 2006 compared to an income tax provision of $1.2 million on MEC's loss before dilution and other gains, income taxes and minority interest of $66.4 million in the third quarter of 2005. The income tax expense for the nine months ended September 30, 2006 and 2005 relates primarily to certain U.S. operations that are not included in MEC's U.S. consolidated income tax return.

Discontinued Operations

Discontinued operations for the nine months ended September 30, 2006 and 2005 include the operations of a restaurant and related real estate in the United States and the operations of the Magna Golf Club as discussed previously. As also discussed previously, discontinued operations for the nine months ended September 30, 2005 include the operations of Flamboro Downs and MVRC. As disclosed in note 3 to the unaudited interim consolidated financial statements, MEC had a loss before minority interest from discontinued operations of $0.9 million for the nine months ended September 30, 2006 compared to income from discontinued operations of $0.7 million in the nine months ended September 30, 2005. The Company recognized a minority interest recovery of $0.4 million for discontinued operations in the nine months ended September 30, 2006 compared to a $0.3 million expense in the nine months ended September 30, 2005, resulting in a loss from discontinued operations of $0.5 million in the nine months ended September 30, 2006 compared to income from discontinued operations of $0.4 million in the nine months ended September 30, 2005.

Net Loss

For the nine months ended September 30, 2006, MEC's net loss was $42.8 million compared to a net loss of $39.2 million in the nine months ended September 30, 2005. The net loss includes dilution and other gains and the minority interest impact as detailed later in the MD&A under the heading "MID CONSOLIDATED RESULTS OF OPERATIONS — Nine Months Ended September 30, 2006". Excluding discontinued operations and disposal gains, the $5.6 million increase in net loss is the result of a $8.0 million increase in operating loss, partially offset by a $0.2 million higher dilution gain and a $2.2 million increase in the minority interest recovery.

MEC Statement of Cash Flows

Cash Used in Operating Activities

MEC used $24.6 million of cash in operations before changes in non-cash balances in the nine months ended September 30, 2006 compared to a $36.7 million use of cash in the nine months ended September 30, 2005. The decrease of $12.1 million is primarily due to the $14.8 million increase in non-cash net expenses, partially offset by the $2.7 million increase in net loss from continuing operations. In the nine months ended September 30, 2006, $13.9 million of cash was used by changes in non-cash balances compared to $7.7 million of cash used in the nine months ended September 30, 2005. Cash used by non-cash working capital balances in the nine months ended September 30, 2006 was primarily due to increases in prepaid expenses and restricted cash and decreases in accounts payable and accrued liabilities and deferred revenue, partially offset by a decrease in accounts receivable at September 30, 2006 compared to the respective balances at December 31, 2005.

MI Developments Inc.      2006    33

Cash Used in Investing Activities

For the nine months ended September 30, 2006, MEC spent $9.3 million on the AmTote Acquisition and $70.3 million on real estate property and fixed asset additions, including $40.9 million on the Gulfstream Park redevelopment, $7.4 million on the Remington Park gaming facility, $5.3 million on capital improvements, $5.0 million on the Gulfstream Park gaming facility and $10.4 million on expenditures related to other racetrack property enhancements, infrastructure and development costs on certain properties and technology operations. These uses of cash were partially offset by $9.1 million of net proceeds received on the disposal of real estate properties and fixed assets.

Cash Provided by Financing Activities

For the nine months ended September 30, 2006, MEC generated $73.8 million of cash from the issuance of debt of $79.0 million and a $12.6 million increase in bank indebtedness, partially offset by repayments of long-term debt of $17.8 million. The issuance of debt of $79.0 million includes advances (net of related costs) from the MID Lender under the MEC Project Financing Facilities and the MEC Bridge Loan ($24.6 million and $6.4 million under the initial tranche and the additional slots tranche, respectively, of the Gulfstream Park project financing, $12.2 million under the Remington Park project financing and $23.7 million under the MEC Bridge Loan) and the issuance of $12.1 million of other long-term debt. Repayments of long-term debt include $3.4 million of repayments under the Remington Park project financing facility (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings).

MID CONSOLIDATED RESULTS OF OPERATIONS

The following discussions are related to the consolidated operating results for the Company as it relates to its Real Estate Business and its controlling interest in MEC for the three and nine months ended September 30, 2006. For a more detailed discussion of the operating results of the Real Estate Business and MEC, please refer to the discussion under the headings "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended September 30, 2006", "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Nine Months Ended September 30, 2006", "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Three Months Ended September 30, 2006", and "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Nine Months Ended September 30, 2006".

Three Months Ended September 30, 2006

Revenues

Consolidated revenues in the third quarter of 2006 increased by $37.0 million or 31% to $156.2 million compared to $119.2 million in the prior year. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $3.4 million or 9% in the third quarter of 2006 compared to the same period in the prior year, primarily as a result of completed projects that came on-stream, contractual rent increases and the impact of changes in foreign exchange rates. MEC's revenues increased by $33.6 million or 40% in the three months ended September 30, 2006, primarily due to gaming revenues at the Remington Park casino facility which opened in November 2005, increased revenues in MEC's California operations due to a change in the racing calendar at Golden Gate Fields resulting in 29 additional live race days in the third quarter of 2006 and increased revenues resulting from the AmTote Acquisition.

Operating Costs and Expenses

Consolidated operating costs and expenses increased by $35.2 million or 25% to $178.5 million in the third quarter of 2006. Operating costs and expenses in the Real Estate Business increased to $19.7 million in the three months ended September 30, 2006 compared to $15.2 million in the three months ended September 30, 2005. As discussed previously, general and administrative expenses increased by $2.3 million, depreciation and amortization increased by $0.8 million and net interest expense increased by $1.3 million.

34    MI Developments Inc.      2006

MEC's operating costs and expenses (excluding operating costs and expenses recognized in relation to the MEC Bridge Loan and MEC Project Financing Facilities) increased to $157.5 million in the three months ended September 30, 2006 compared to $126.9 million in the three months ended September 30, 2005, due to increases in purses, awards and other expenses of $13.2 million, operating costs of $11.7 million, general and administrative expenses of $3.1 million, depreciation expense of $1.9 million and net interest expense of $0.6 million.

The elimination of the effects of the loan facilities between the MID Lender and MEC and certain of its subsidiaries from the consolidated results of operations resulted in $1.2 million of additional operating costs and expenses in the third quarter of 2006 compared to $1.1 million in the third quarter of 2005.

Gain on Disposal of Real Estate

The Real Estate Business realized a net gain of $0.2 million in the third quarter of 2006 on the disposal of two income-producing properties.

Dilution and Other Gains

During the third quarter of 2006, the Company recorded a nominal dilution gain related to its investment in MEC as a result of MEC's issuance of 39,502 shares of its Class A Subordinate Voting Stock pursuant to stock-based compensation arrangements.

Income Tax Expense

For the three months ended September 30, 2006, the Company recorded an income tax expense of $3.5 million against a loss from continuing operations before dilution and other gains, income taxes and minority interest of $22.1 million. By comparison, in the three months ended September 30, 2005, an income tax expense of $3.0 million resulted from a loss from continuing operations before dilution and other gains, income taxes and minority interest of $24.1 million.

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC's continuing operations resulted in a recovery of $20.3 million in the third quarter of 2006 compared to a recovery of $18.2 million in the third quarter of 2005. The increase in the minority interest recovery is due to the $4.9 million increase in MEC's loss from continuing operations, excluding the effect of minority interest and dilution and other gains in the third quarter of 2006 compared to the third quarter of 2005.

Discontinued Operations

As discussed previously, MEC had a $1.5 million loss from discontinued operations in the three months ended September 30, 2006 compared to income from discontinued operations of $5.2 million in the three months ended September 30, 2005.

Net Loss

The Company had a net loss of $6.8 million in the third quarter of 2006 compared to $3.7 million in the third quarter of 2005. The $3.1 million increase in net loss was caused by a $9.4 million increase in MEC's net loss, partially offset by a $5.1 million increase in the Real Estate Business' net income and a reduction to net income of $0.7 million in the third quarter of 2006 compared to a $1.9 million reduction in the third quarter of 2005, relating to the elimination of the effects of the loan facilities between the MID Lender and MEC and certain of its subsidiaries from the consolidated results of operations.

MI Developments Inc.      2006    35

Nine Months Ended September 30, 2006

Revenues

Consolidated revenues in the nine months ended September 30, 2006 increased by $92.9 million or 15% to $698.3 million. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $8.3 million or 8% in the nine months ended September 30, 2006 compared to the same period in the prior year, primarily as a result of completed projects that came on-stream, contractual rent increases and the impact of changes in foreign exchange rates. MEC's revenues increased by $84.6 million or 17% in the nine months ended September 30, 2006, primarily due to gaming revenues at the Remington Park casino operations which opened in November 2005, increased revenues in MEC's California operations due to 44 additional live race days at Golden Gate Fields and increased attendance and higher levels of handle and wagering at Santa Anita Park, increased revenues due to the opening of the new clubhouse facility at Gulfstream Park, an increase in food and beverage revenues in MEC's Maryland operations as a result of the acquisition of Maryland Turf Caterers in September 2005, increased revenues from the AmTote Acquisition and increased wagering on Laurel Park racing content due to the availability of the new turf course at Laurel Park.

Operating Costs and Expenses

Consolidated operating costs and expenses increased by $73.8 million or 12% to $687.9 million in the nine months ended September 30, 2006. Operating costs and expenses in the Real Estate Business increased to $52.4 million in the nine months ended September 30, 2006 compared to $47.7 million in the nine months ended September 30, 2005. As discussed previously, general and administrative expenses decreased by $0.1 million, while depreciation and amortization increased by $1.5 million and net interest expense increased by $3.3 million.

MEC's operating costs and expenses (excluding operating costs and expenses recognized in relation to the MEC Bridge Loan and MEC Project Financing Facilities) increased to $633.0 million in the nine months ended September 30, 2005 compared to $562.9 million in the nine months ended September 30, 2005, due to increases in purses, awards and other expenses of $40.7 million, operating costs of $19.7 million, general and administrative expenses of $4.9 million, depreciation expense of $4.3 million and net interest expense of $0.6 million.

The elimination of the effects of the loan facilities between the MID Lender and MEC and certain of its subsidiaries from the consolidated results of operations resulted in $2.6 million of additional operating costs and expenses in the nine months ended September 30, 2006 compared to $3.5 million in the nine months ended September 20, 2005.

Gain on Disposal of Real Estate

In the nine months ended September 30, 2006, the Company recorded a $3.1 million net gain on the disposal of real estate properties, including $0.2 million recognized by the Real Estate Business on the disposal of two income-producing properties and one property held for sale and $2.9 million recognized on MEC's sale to Magna of a real estate property held for sale. In the nine months ended September 30, 2005, the Real Estate Business recorded a $9.4 million gain on the disposal of four real estate properties.

Dilution and Other Gains

During the nine months ended September 30, 2006, the Company recorded dilution and other gains of $2.1 million, consisting of a $1.9 million currency translation gain realized from capital transactions that gave rise to a reduction in the Real Estate Business' net investment in certain foreign operations` and a $0.2 million dilution gain related to the Company's investment in MEC as a result of MEC's issuance of 142,921 shares of its Class A Subordinate Voting Stock pursuant to stock-based compensation arrangements. Similarly, during the nine months ended September 30, 2005, the Company recorded a nominal dilution gain related to its investment in MEC as a result of MEC's issuance of 14,175 shares of its Class A Subordinate Voting Stock.

36    MI Developments Inc.      2006

Income Tax Expense

For the nine months ended September 30, 2006, the Company recorded an income tax expense of $13.9 million against income from continuing operations before dilution and other gains, income taxes and minority interest of $13.4 million. By comparison, in the nine months ended September 30, 2005, an income tax expense of $16.3 million resulted from income from continuing operations before income tax expense, minority interest and dilution and other gains of $0.6 million.

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC's continuing operations resulted in a recovery of $30.2 million compared to a recovery of $28.0 million in the nine months ended September 30, 2005. The increase in the minority interest recovery is due to the $5.1 million increase in MEC's loss from continuing operations, excluding the effect of minority interest and dilution and other gains in the first nine months of 2006 compared to the same period in 2005.

Discontinued Operations

As discussed previously, MEC had a $0.5 million loss from discontinued operations in the nine months ended September 30, 2006 compared to $0.4 million of income from discontinued operations in the nine months ended September 30, 2005.

Net Income

The Company had net income of $31.4 million in the nine months ended September 30, 2006 compared to net income of $12.7 million in the nine months ended September 30, 2005. The $18.7 million improvement in net income was caused by a $17.8 million increase in the Real Estate Business' net income and a $4.5 million reduction in the amount of net income eliminated by removing the effects of the loan facilities between the MID Lender and MEC and certain of its subsidiaries from the consolidated results of operations, partially offset by a $3.6 million increase in MEC's net loss.

LIQUIDITY AND CAPITAL RESOURCES

Real Estate Business

The Real Estate Business generated funds from operations of $104.2 million during the first nine months of 2006 and at September 30, 2006 had cash and cash equivalents of $83.9 million and shareholders' equity of $1.4 billion. The Real Estate Business also had an unused and available credit facility of $49.7 million at September 30, 2006.

The outstanding long-term debt in the Real Estate Business at September 30, 2006 was $243.5 million, which is comprised of $236.7 million of the Debentures and $6.8 million of mortgages payable on two properties.

At September 30, 2006, the Real Estate Business' debt to total capitalization ratio was 15%. Management believes that the Real Estate Business could access additional capital by issuing debt, equity or a combination of securities and that the Real Estate Business' cash resources, funds from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program during the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

MEC

Loans under the MEC Credit Facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain subsidiaries of MEC. The MEC Credit Facility contains financial covenants that include EBITDA maintenance tests relating to Santa Anita Park and Golden Gate Fields and mandatory repayment provisions. Borrowings under the MEC Credit Facility are available by way of U.S. Base Rate loans plus 3% or LIBOR plus 4%. In connection with the amendments to the MEC Bridge Loan (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC

MI Developments Inc.      2006    37

Bridge Loan"), MEC obtained an extension to the MEC Credit Facility from July 31, 2006 to November 6, 2006, and the maximum permitted borrowings under such facility for general corporate purposes were increased to $50.0 million. The facility was also amended to provide for an additional $14.0 million to finance the AmTote Acquisition and MEC has pledged the shares of the wholly-owned subsidiary that owns AmTote as additional security. The amendment also requires MEC to repay $39.0 million upon closing of the sale of The Meadows, after repaying the first $100.0 million of the MEC Bridge Loan. At September 30, 2006, MEC had borrowed $39.9 million and issued letters of credit totalling $23.5 million and had permanently repaid principal amounts outstanding of $0.3 million under this facility, such that $0.3 million was unused and available. The MEC Credit Facility was recently extended so that it matures on November 28, 2006, unless further extended with the consent of both parties.

The BE&K Loan obtained to partially finance additional material and labour costs and changes in scope of work related to the reconstruction of the Gulfstream Park racing facilities (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives") matures on April 14, 2007 and may be extended at the lender's option to July 31, 2008. The loan bears interest at the U.S. Prime rate plus 0.4% per annum and may be repaid at any time, in whole or in part, without penalty. Loans under the facility are secured by a mortgage over land in Ocala, Florida and a guarantee of $5.0 million by MEC. MEC is required to repay $2.0 million of this loan directly to BE&K following payment on the First Note relating to the sale of The Meadows (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"), after repaying the MEC Bridge Loan (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Bridge Loan") and the $39.0 million required under the MEC Credit Facility discussed above. MEC is also required to deposit with the MID Lender sufficient proceeds from the sale of The Meadows to repay all remaining indebtedness owing under the BE&K Loan. As at September 30, 2006, $12.2 million had been advanced under the BE&K Loan.

On July 31, 2006, one of MEC's European subsidiaries amended and extended its bank term line of credit of 2.5 million euros and its bank term loan of 2.9 million euros. The amendments to the agreement included converting the two facilities into one bank term loan, requiring the repayment of 0.9 million euros on July 31, 2006, extending the term to July 31, 2007 and requiring a further repayment of 0.7 million euros on January 31, 2007. At September 30, 2006, the amount outstanding under the fully drawn bank term loan is 4.5 million euros ($5.7 million).

On November 27, 2002, contemporaneous with MEC's acquisition of MJC, MEC granted the remaining minority interest shareholders of MJC the option to sell such interest to MEC at any time during the first five years after closing of the acquisition. A cash payment of $18.3 million plus interest will be required on exercise of the option. At September 30, 2006, this obligation has been included in MEC's long-term debt due after one year on the Company's consolidated balance sheets.

At September 30, 2006, MEC had cash and cash equivalents of $31.1 million, bank indebtedness of $39.9 million and shareholders' equity and minority interest totalling $404.1 million.

The results of operations and the financial position of MEC have been included in the unaudited interim consolidated financial statements on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. MEC has a working capital deficiency of $219.9 million as at September 30, 2006. Accordingly, MEC's ability to continue as a going concern is in substantial doubt and is dependent on MEC's ability to generate cash flows that are adequate to sustain the operations of the business and maintain MEC's obligations with respect to secured and unsecured creditors, neither of which is assured.

The share purchase agreement with respect to the sale of The Meadows (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives") was amended on July 26, 2006 to reflect the issuance of two notes representing the purchase price in the amounts of the First Note of $175.0 million and the Second Note of $25.0 million. On September 27, 2006, the PGCB granted approval to Washington Trotting Association, Inc. of the Gaming Licence. The Company now anticipates that the First Note will be repaid on or about November 14, 2006. If the First Note is not repaid on or before November 14, 2006, MEC is entitled to demand that the First Note and the Second Note be cancelled and that the purchaser return the shares of The Meadows Entities to MEC. Funds received on the repayment of the First Note are required to be used to repay

38    MI Developments Inc.      2006

the MEC Bridge Loan, which matures on December 5, 2006. Funds received on the repayment of the First Note are also required to be used to repay, in part, the MEC Credit Facility and $2.0 million of the BE&K Loan. MEC is also continuing to pursue other funding sources in connection with its previously announced recapitalization plan, which may include further asset sales, partnerships and raising capital through equity offerings. However, the success of these efforts is not determinable at this time. The unaudited interim consolidated financial statements do not give effect to any adjustments which would be necessary should MEC be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim consolidated financial statements.

In order for MEC to fund operations and implement its strategic plan, including capitalizing on future growth opportunities, MEC will be required to seek additional financing and funds from one or more possible sources, which may include the Company, through means such as asset sales, project financings for racing and/or alternative gaming developments, investments by partners in certain of MEC's racetracks and other business operations and debt or equity offerings through public or private sources. If additional financing or other sources of funds are not available to MEC as needed, or are not available on terms that are acceptable to MEC, MEC's ability to add alternative gaming to its racetracks where and when permitted or improve or expand its operations as planned may be adversely affected.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements is detailed in the annual financial statements and MD&A for the year ended December 31, 2005. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business.

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company viewed the oppression application as without merit and vigorously defended against it. The hearing of the application concluded on March 1, 2006 and the judge reserved his decision on the matter. On October 30, 2006, Justice J.D. Ground of the Ontario Superior Court of Justice rendered his judgment and dismissed the oppression application.

For further details of the Company's commitments. contractual obligations and contingencies, refer to notes 16 and 17 to the unaudited interim consolidated financial statements. There were no material changes in the Company's off-balance sheet arrangements during the nine months ended September 30, 2006.

RELATED PARTY TRANSACTIONS

Information about the Company's ongoing related party transactions is detailed in the annual financial statements for the year ended December 31, 2005. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business.

For further details of the Company's transactions with related parties, refer to the section entitled "REAL ESTATE BUSINESS — Loans Receivable from MEC" and note 16 to the unaudited interim consolidated financial statements.

MI Developments Inc.      2006    39

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 47,782,083 Class A Subordinate Voting Shares and 548,238 Class B Shares outstanding. For further details, refer to notes 9 and 13 to the unaudited interim consolidated financial statements.

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the Toronto Stock Exchange ("TSX") on May 19, 2005, the Company was authorized, during the 12-month period commencing May 24, 2005 and ending May 23, 2006, to purchase for cancellation up to a total of 4,005,956 Class A Subordinate Voting Shares, being 10% of the public float (as defined by the TSX) of the Class A Subordinate Voting Shares (the "Public Float").

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the TSX on September 29, 2006, the Company may, during the 12-month period commencing October 4, 2006 and ending October 3, 2007, purchase for cancellation up to a total of 3,257,895 Class A Subordinate Voting Shares, being 10% of the Public Float. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition.

Depending upon future price movements and other factors, MID believes that its Class A Subordinate Voting Shares may from time to time represent an attractive investment alternative for MID and a desirable use of any available funds. To date, the Company has not purchased any Class A Subordinate Voting Shares under its normal course issuer bid programs.

DIVIDENDS

In March 2006, May 2006 and August 2006, the Company declared a quarterly dividend with respect to the three-month periods ended December 31, 2005, March 31, 2006 and June 30, 2006, respectively. The quarterly dividends of $0.15 per Class A Subordinate Voting Share and Class B Share were paid on April 15, 2006, June 15, 2006 and September 15, 2006 to shareholders of record at the close of business on March 31, 2006, May 31, 2006 and August 31, 2006, respectively. In respect of the three-month period ended September 30, 2006, the Board of Directors of the Company has declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share, which will be paid on December 15, 2006 to shareholders of record at the close of business on November 30, 2006.

MID MANAGEMENT

Mr. Doug R. Tatters resigned from his position as MID's Executive Vice-President and Chief Financial Officer, effective July 7, 2006. On July 11, 2006, the Company's Board of Directors appointed Mr. Robert Kunihiro to serve as Executive Vice-President and Chief Financial Officer, effective on or about August 15, 2006.

On September 28, 2006, the Company's Board of Directors appointed Mr. Don Cameron to serve as Chief Operating Officer, effective immediately.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Information on new accounting pronouncements and developments is detailed in the annual financial statements and MD&A for the year ended December 31, 2005. On a quarterly basis, the Company updates that disclosure for any material changes. There have been no material new accounting pronouncements and developments issued, or adopted by the Company, since December 31, 2005.

40    MI Developments Inc.      2006

SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands, except per share information)

	Q4'04	Q1'05	Q2'05	Q3'05	Q4'05	Q1'06	Q2'06	Q3'06
Revenue:
Real Estate Business	$33,996	$36,484	$36,217	$38,151	$40,282	$43,739	$46,578	$47,874
MEC(1),(2)	122,886	244,516	170,142	83,005	127,744	281,031	184,669	116,581
Eliminations(3)	(85)	(510)	(706)	(1,992)	(3,809)	(6,396)	(7,528)	(8,292)

	$156,797	$280,490	$205,653	$119,164	$164,217	$318,374	$223,719	$156,163

Income (loss) from continuing operations:
Real Estate Business(4)	$17,576	$16,414	$22,296	$18,722	$19,003	$22,172	$29,167	$23,868
MEC(2),(5),(6)	(29,703)	(3,265)	(10,604)	(25,683)	(22,593)	2,748	(16,532)	(28,465)
Eliminations(3)	(3,046)	(433)	(3,209)	(1,934)	(1,455)	(508)	153	(748)

	$(15,173)	$12,716	$8,483	$(8,895)	$(5,045)	$24,412	$12,788	$(5,345)

Net income (loss):
Real Estate Business(4)	$17,576	$16,414	$22,296	$18,722	$19,003	$22,172	$29,167	$23,868
MEC(2),(5),(6)	(28,298)	(2,799)	(15,857)	(20,502)	(23,687)	2,838	(15,658)	(29,930)
Eliminations(3)	(3,046)	(433)	(3,209)	(1,934)	(1,455)	(508)	153	(748)

	$(13,768)	$13,182	$3,230	$(3,714)	$(6,139)	$24,502	$13,662	$(6,810)

Basic and diluted earnings (loss) per share from continuing operations	$(0.32)	$0.26	$0.18	$(0.19)	$(0.11)	$0.51	$0.26	$(0.11)

Basic and diluted earnings (loss) per share	$(0.29)	$0.27	$0.07	$(0.08)	$(0.13)	$0.51	$0.28	$(0.14)

(1)
Excludes revenues from MEC's discontinued operations.

(2)
Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. This seasonality has resulted in large quarterly fluctuations in revenue and operating results. Refer to the section entitled "MAGNA ENTERTAINMENT CORP. — Seasonality" for further details. For other factors affecting the variability in MEC's quarterly revenues and operating results, refer to the section entitled "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Three Months Ended September 30, 2006 — Revenues".

(3)
Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 16 to the unaudited interim consolidated financial statements, are eliminated in the consolidated results of operations of the Company.

(4)
The Real Estate Business' results for the fourth quarter of 2004 include a $0.6 million future income tax recovery related to changes in European corporate income tax rates. The Real Estate Business' results for 2005 include (i) a $9.3 million gain ($5.9 million net of income taxes) and $0.9 million gain ($0.6 million net of income taxes) on the disposal of real estate property in the second and fourth quarters, respectively, (ii) a $0.6 million future tax recovery in the fourth quarter resulting from a change in the tax rate in Mexico, and (iii) costs incurred in association with the Shareholder's Proposals and the Litigation in the amounts of $1.8 million, $0.8 million, $0.8 million and $1.9 million ($1.2 million, $0.5 million, $0.5 million and $1.2 million, net of income taxes) in the first, second, third and fourth quarters, respectively. The Real Estate Business' results for 2006 include (i) a $0.7 million recovery in the second quarter under the Company's insurance policy of costs incurred in association with the Litigation, (ii) a $1.9 million gain realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations, (iii) a $2.4 million future tax recovery in the second quarter from the reduction in the future Canadian tax rate, (iv) a $0.2 million gain ($0.1 million net of income taxes) on the disposal of real estate property in the third quarter, and (v) a $2.4 million expense in the third quarter in connection with the Real Estate Business' evaluation of certain transactions that, ultimately, were not undertaken.

(5)
Income (loss) from continuing operations and net income (loss) for MEC are net of the minority interest impact and dilution and other gains.

MI Developments Inc.      2006    41

(6)
Net income (loss) for the year ended December 31, 2005 includes (i) $15.0 million ($7.3 million after related income tax and minority interest recoveries) of write-downs of MEC's racing licence assets used in discontinued operations, including $12.3 million ($5.9 million after related income tax and minority interest recoveries) recorded in the second quarter and $2.7 million ($1.4 million after related income tax and minority interest recoveries) recorded in the fourth quarter, and (ii) a $9.8 million gain ($4.6 million after related income tax and minority interest expense) included in discontinued operations recognized in the third quarter on the disposition of MVRC. Net income (loss) for 2006 includes (i) a gain of $2.9 million ($1.7 million after related income tax and minority interest expense) on the sale to Magna of a property held for sale, (ii) a gain of $1.5 million ($0.6 million after related income tax and minority interest expense) included in discontinued operations in the second quarter related to the sale of a restaurant and related real estate in the United States, and (iii) an impairment loss, included in discontinued operations, on the disposition of the Magna Golf Club in the third quarter of $1.2 million ($0.7 million after related minority interest recovery).

FORWARD-LOOKING STATEMENTS

The contents of this MD&A contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2005, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2005. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

42    MI Developments Inc.      2006

Interim Consolidated
Financial Statements and Notes
 For the period ended September 30, 2006

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Three Months Ended September 30,	2006	(restated – note 3) 2005	2006	2005	2006	(restated – note 3) 2005
Revenues
Rental revenue	$39,582	$36,159	$39,582	$36,159	$—	$—
Racing and other revenue	116,581	83,005	—	—	116,581	83,005
Interest and other income from MEC (note 16)	—	—	8,292	1,992	—	—

	156,163	119,164	47,874	38,151	116,581	83,005

Operating costs and expenses
Purses, awards and other	50,107	36,877	—	—	50,107	36,877
Operating costs	69,131	57,388	—	—	69,131	57,388
General and administrative (note 16)	26,180	20,577	6,893	4,558	18,301	14,925
Depreciation and amortization (note 16)	21,592	18,868	9,914	9,093	11,715	9,775
Interest expense, net (note 16)	11,468	9,539	2,925	1,582	17,036	9,109

Operating income (loss)	(22,315)	(24,085)	28,142	22,918	(49,709)	(45,069)
Gain on disposal of real estate	200	—	200	—	—	—
Dilution and other gains	28	—	—	—	28	—

Income (loss) before income taxes and minority interest	(22,087)	(24,085)	28,342	22,918	(49,681)	(45,069)
Income tax expense (recovery)	3,520	3,013	4,474	4,196	(954)	(1,183)
Minority interest	(20,262)	(18,203)	—	—	(20,262)	(18,203)

Income (loss) from continuing operations	(5,345)	(8,895)	23,868	18,722	(28,465)	(25,683)
Income (loss) from discontinued operations (note 3)	(1,465)	5,181	—	—	(1,465)	5,181

Net income (loss)	$(6,810)	$(3,714)	$23,868	$18,722	$(29,930)	$(20,502)

Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 5)
— Continuing operations	$(0.11)	$(0.19)
— Discontinued operations (note 3)	(0.03)	0.11

Total	$(0.14)	$(0.08)

Basic and diluted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 5)	48,295	48,264

See accompanying notes

44    MI Developments Inc.      2006

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Nine Months Ended September 30,	2006	(restated – note 3) 2005	2006	2005	2006	(restated – note 3) 2005
Revenues
Rental revenue	$115,975	$107,644	$115,975	$107,644	$—	$—
Racing and other revenue	582,281	497,663	—	—	582,281	497,663
Interest and other income from MEC (note 16)	—	—	22,216	3,208	—	—

	698,256	605,307	138,191	110,852	582,281	497,663

Operating costs and expenses
Purses, awards and other	287,102	246,441	—	—	287,102	246,441
Operating costs	236,235	216,565	—	—	236,235	216,565
General and administrative (note 16)	70,155	66,352	15,105	15,194	52,822	47,638
Depreciation and amortization (note 16)	61,794	56,021	29,025	27,567	32,869	28,454
Interest expense, net (note 16)	32,649	28,724	8,265	4,932	47,625	24,944

Operating income (loss)	10,321	(8,796)	85,796	63,159	(74,372)	(66,379)
Gain on disposal of real estate	3,092	9,404	209	9,404	2,883	—
Dilution and other gains (note 11)	2,106	7	1,921	—	185	7

Income (loss) before income taxes and minority interest	15,519	615	87,926	72,563	(71,304)	(66,372)
Income tax expense (note 12)	13,884	16,349	12,719	15,131	1,165	1,218
Minority interest	(30,220)	(28,038)	—	—	(30,220)	(28,038)

Income (loss) from continuing operations	31,855	12,304	75,207	57,432	(42,249)	(39,552)
Income (loss) from discontinued operations (note 3)	(501)	394	—	—	(501)	394

Net income (loss)	$31,354	$12,698	$75,207	$57,432	$(42,750)	$(39,158)

Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 5)
— Continuing operations	$0.66	$0.25
— Discontinued operations (note 3)	(0.01)	0.01

Total	$0.65	$0.26

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 5)
— Basic	48,292	48,250
— Diluted	48,343	48,311

See accompanying notes

Consolidated Statements of Changes in Deficit
(U.S. dollars in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Deficit, beginning of period	$(75,850)	$(75,102)	$(99,527)	$(79,932)
Net income (loss)	(6,810)	(3,714)	31,354	12,698
Dividends	(7,244)	(7,239)	(21,731)	(18,821)

Deficit, end of period	$(89,904)	$(86,055)	$(89,904)	$(86,055)

See accompanying notes

MI Developments Inc.      2006    45

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Three Months Ended September 30,	2006	(restated – note 3) 2005	2006	2005	2006	(restated – note 3) 2005
OPERATING ACTIVITIES
Income (loss) from continuing operations	$(5,345)	$(8,895)	$23,868	$18,722	$(28,465)	$(25,683)
Items not involving current cash flows (note 14)	3,897	6,480	6,967	12,463	(1,932)	(4,043)
Changes in non-cash balances (note 14)	8,518	3,487	2,128	1,388	5,916	2,922

Cash provided by (used in) operating activities	7,070	1,072	32,963	32,573	(24,481)	(26,804)

INVESTMENT ACTIVITIES
Acquisition of business, net of cash acquired (note 2)	(9,347)	—	—	—	(9,347)	—
Property and fixed asset additions	(19,804)	(46,863)	(6,589)	(9,628)	(13,215)	(37,235)
Proceeds on disposal of real estate properties, net	3,752	8,141	3,099	7,369	653	772
Decrease (increase) in other assets	(783)	(237)	90	(90)	(873)	(147)
Loan advances to MEC (note 16)	—	—	(7,684)	(60,861)	—	—
Loan repayments from MEC (note 16)	—	—	1,600	—	—	—

Cash used in investment activities	(26,182)	(38,959)	(9,484)	(63,210)	(22,782)	(36,610)

FINANCING ACTIVITIES
Net increase in bank indebtedness	18,129	1,300	—	—	18,129	1,300
Issuance of long-term debt	6,927	—	—	—	6,927	—
Repayment of long-term debt	(2,592)	(7,786)	(91)	(53)	(2,501)	(7,733)
Loan advances from MID, net (note 16)	—	—	—	—	6,272	56,164
Loan repayments to MID (note 16)	—	—	—	—	(1,600)	—
Issuance of shares	855	812	855	812	—	—
Dividends paid	(7,244)	(7,239)	(7,244)	(7,239)	—	—

Cash provided by (used in) financing activities	16,075	(12,913)	(6,480)	(6,480)	27,227	49,731

Effect of exchange rate changes on cash and cash equivalents	(53)	1,067	202	1,441	(255)	(374)

Net cash flows provided by (used in) continuing operations	(3,090)	(49,733)	17,201	(35,676)	(20,291)	(14,057)
Net cash flows provided by discontinued operations (note 3)	13,946	5,222	—	—	13,946	5,222

Net increase (decrease) in cash and cash equivalents during the period	10,856	(44,511)	17,201	(35,676)	(6,345)	(8,835)
Cash and cash equivalents, beginning of period	104,214	268,944	66,730	223,697	37,484	45,247

Cash and cash equivalents, end of period	$115,070	$224,433	$83,931	$188,021	$31,139	$36,412

See accompanying notes

46    MI Developments Inc.      2006

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Nine Months Ended September 30,	2006	(restated – note 3) 2005	2006	2005	2006	(restated – note 3) 2005
OPERATING ACTIVITIES
Income (loss) from continuing operations	$31,855	$12,304	$75,207	$57,432	$(42,249)	$(39,552)
Items not involving current cash flows (note 14)	32,253	27,630	18,133	23,103	17,677	2,864
Changes in non-cash balances (note 14)	(17,875)	(4,267)	(5,656)	4,267	(13,920)	(7,711)

Cash provided by (used in) operating activities	46,233	35,667	87,684	84,802	(38,492)	(44,399)

INVESTMENT ACTIVITIES
Acquisition of business, net of cash acquired (note 2)	(9,347)	—	—	—	(9,347)	—
Property and fixed asset additions	(103,184)	(132,370)	(32,894)	(48,805)	(70,290)	(83,565)
Proceeds on disposal of real estate properties, net	17,977	30,919	8,921	25,116	9,056	5,803
Increase in other assets	(2,605)	(582)	(867)	(191)	(1,738)	(624)
Loan advances to MEC (note 16)	—	—	(69,808)	(80,775)	—	—
Loan repayments from MEC (note 16)	—	—	3,400	—	—	—

Cash used in investment activities	(97,159)	(102,033)	(91,248)	(104,655)	(72,319)	(78,386)

FINANCING ACTIVITIES
Net increase in bank indebtedness	12,629	800	—	—	12,629	800
Issuance of long-term debt	12,134	—	—	—	12,134	—
Repayment of long-term debt	(14,689)	(11,441)	(267)	(228)	(14,422)	(11,213)
Loan advances from MID, net (note 16)	—	—	—	—	66,849	76,272
Loan repayments to MID (note 16)	—	—	—	—	(3,400)	—
Issuance of shares	855	2,611	855	2,611	—	—
Dividends paid	(21,731)	(18,821)	(21,731)	(18,821)	—	—

Cash provided by (used in) financing activities	(10,802)	(26,851)	(21,143)	(16,438)	73,790	65,859

Effect of exchange rate changes on cash and cash equivalents	3,193	(4,806)	3,156	(4,562)	37	(244)

Net cash flows used in continuing operations	(58,535)	(98,023)	(21,551)	(40,853)	(36,984)	(57,170)
Net cash flows provided by discontinued operations (note 3)	16,145	33,402	—	—	16,145	33,402

Net decrease in cash and cash equivalents during the period	(42,390)	(64,621)	(21,551)	(40,853)	(20,839)	(23,768)
Cash and cash equivalents, beginning of period	157,460	289,054	105,482	228,874	51,978	60,180

Cash and cash equivalents, end of period	$115,070	$224,433	$83,931	$188,021	$31,139	$36,412

See accompanying notes

MI Developments Inc.      2006    47

Consolidated Balance Sheets
(Refer to Note 1 — Basis of Presentation)
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
As at	September 30, 2006	(restated — notes 3 & 4) December 31, 2005	September 30, 2006	December 31, 2005	September 30, 2006	(restated — notes 3 & 4) December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$115,070	$157,460	$83,931	$105,482	$31,139	$51,978
Restricted cash (note 16)	39,075	39,104	7,135	13,649	31,940	25,455
Accounts receivable	49,113	47,632	11,145	8,291	37,968	39,341
Loan receivable from MEC (note 16)	—	—	100,368	74,725	—	—
Due from MID (note 16)	—	—	—	—	7,137	13,668
Income taxes receivable	1,484	3,828	1,484	3,429	—	399
Prepaid expenses and other (note 16)	21,496	9,755	2,290	317	19,950	9,438
Assets held for sale (note 4)	2,429	2,719	—	—	2,429	2,719
Discontinued operations (note 3)	—	904	—	—	—	904

	228,667	261,402	206,353	205,893	130,563	143,902
Real estate properties, net (note 6)	2,287,248	2,213,472	1,355,953	1,308,658	936,268	908,957
Fixed assets, net	88,354	63,864	452	576	87,902	63,288
Racing licences	109,868	109,868	—	—	109,868	109,868
Other assets, net (note 16)	18,015	15,066	3,290	2,437	20,852	19,926
Loans receivable from MEC (note 16)	—	—	170,793	118,145	—	—
Deferred rent receivable	14,294	14,031	14,294	14,031	—	—
Future tax assets	53,955	53,804	7,489	8,886	46,466	44,918
Assets held for sale (note 4)	77,109	76,593	—	—	77,109	76,593
Discontinued operations (note 3)	—	63,486	—	—	—	63,486

	$2,877,510	$2,871,586	$1,758,624	$1,658,626	$1,409,028	$1,430,938

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (notes 7, 8)	$39,929	$30,260	$—	$—	$39,929	$30,260
Accounts payable and accrued liabilities	148,368	166,124	22,254	21,724	126,114	144,400
Income taxes payable	8,274	9,212	6,440	8,991	1,834	221
Loan payable to MID (note 16)	—	—	—	—	100,368	74,725
Due to MEC (note 16)	—	—	7,137	13,668	—	—
Long-term debt due within one year	73,905	34,611	388	349	73,517	34,262
Deferred revenue (note 16)	8,848	11,198	3,011	5,702	6,430	6,789
Liabilities related to assets held for sale (note 4)	2,254	2,991	—	—	2,254	2,991
Discontinued operations (note 3)	—	12,281	—	—	—	12,281

	281,578	266,677	39,230	50,434	350,446	305,929
Long-term debt (note 8)	133,978	163,636	6,361	6,366	127,617	157,270
Senior unsecured debentures	236,733	226,398	236,733	226,398	—	—
Note obligations	214,568	213,357	—	—	214,568	213,357
Loans payable to MID (note 16)	—	—	—	—	170,793	118,145
Other long-term liabilities	9,013	2,812	—	—	9,013	2,812
Future tax liabilities	152,486	148,961	46,561	44,979	105,925	103,982
Minority interest	177,995	203,925	—	—	177,995	203,925
Liabilities related to assets held for sale (note 4)	26,518	24,746	—	—	26,518	24,746
Discontinued operations (note 3)	—	35,620	—	—	—	35,620

	1,232,869	1,286,132	328,885	328,177	1,182,875	1,165,786

Shareholders' equity:
Share capital (note 9)	1,576,952	1,575,909
Contributed surplus (note 10)	2,212	2,112
Deficit	(89,904)	(99,527)
Currency translation adjustment (note 11)	155,381	106,960

	1,644,641	1,585,454	1,429,739	1,330,449	226,153	265,152

	$2,877,510	$2,871,586	$1,758,624	$1,658,626	$1,409,028	$1,430,938

Commitments and contingencies (note 17)
See accompanying notes

48    MI Developments Inc.      2006

Notes to Interim Consolidated Financial Statements
(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at September 30, 2006 and 2005 and for the three-month and nine-month periods ended September 30, 2006 and 2005 are unaudited)

1.     BASIS OF PRESENTATION

(a)   Magna Entertainment Corp.

  The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively, "MID" or the "Company"). MID is a real estate operating company that currently owns, leases, manages and develops a predominantly industrial rental portfolio. The Company also holds an investment in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track and account wagering markets. The Company owns approximately 58% of MEC's total equity, representing approximately 96% of the total voting power of its outstanding stock. MEC's results are consolidated with the Company's results, with outside ownership accounted for as a minority interest.

  The results of operations and the financial position of MEC have been included in these unaudited interim consolidated financial statements on a going concern basis, which contemplates the realization of MEC's assets and the discharge of MEC's liabilities in the normal course of business for the foreseeable future. MEC has a working capital deficiency of $219.9 million as at September 30, 2006. Accordingly, MEC's ability to continue as a going concern is in substantial doubt and is dependent on MEC generating cash flows that are adequate to sustain the operations of the business, renew or extend current financing arrangements and maintain its obligations with respect to secured and unsecured creditors, none of which is assured. On November 9, 2005, MEC announced that it had entered into a share purchase agreement with PA Meadows, LLC and a fund managed by Oaktree Capital Management, LLC (together, "Millennium-Oaktree") providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of the wholly-owned subsidiaries through which MEC owned and operated The Meadows, MEC's standardbred racetrack in Pennsylvania (note 4). The share purchase agreement was amended on July 26, 2006 (note 4) to reflect the issuance of two notes representing the purchase price in the amounts of $175.0 million (the "First Note") and $25.0 million (the "Second Note"). The Company now anticipates that the First Note will be repaid on or about November 14, 2006. Funds received on the repayment of the First Note are required to be used to repay MEC's bridge loan with a subsidiary of MID (the "MID Lender"), which matures on December 5, 2006 (note 16). Funds received on repayment of the First Note are also required to be used to repay, in part, MEC's $50.0 million senior secured credit facility with a bank (the "MEC Credit Facility"), which was recently extended so that it matures on November 28, 2006 (note 7), unless further extended with the consent of both parties, and $2.0 million of the BE&K Loan (as defined in note 8). MEC is also continuing to pursue other funding sources in connection with its previously announced recapitalization plan, which may include further asset sales, partnerships and raising capital through equity offerings. However, the success of these efforts is not determinable at this time. These unaudited interim consolidated financial statements do not give effect to any adjustments which would be necessary should MEC be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying unaudited interim consolidated financial statements.

  MEC's racing business is seasonal in nature. MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. MEC's racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

MI Developments Inc.      2006    49

(b)   Consolidated Financial Statements

  The unaudited interim consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles and the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2005.

  The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2005 annual consolidated financial statements.

  In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2006 and 2005 and the results of operations and cash flows for the three-month and nine-month periods ended September 30, 2006 and 2005.

  Financial data and related measurements are presented on the unaudited interim consolidated statements of income (loss), unaudited interim consolidated statements of cash flows, and unaudited interim consolidated balance sheets in two categories, "Real Estate Business" and "Magna Entertainment Corp.", which correspond to the Company's reporting segments as described in note 15 to the unaudited interim consolidated financial statements. Transactions and balances between the "Real Estate Business" and "Magna Entertainment Corp." have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 16, are eliminated in the consolidated results of operations and financial position of the Company.

  The Company has reclassified certain prior period amounts to conform to the current period's presentation. Prior period amounts have also been adjusted to reflect the restatement for discontinued operations of MEC (note 3) and changes in assets held for sale by MEC (note 4).

2.     BUSINESS ACQUISITION

On August 22, 2003, MEC Maryland Investments Inc. ("MEC Maryland"), a wholly-owned subsidiary of MEC, acquired a 30% interest in AmTote International, Inc. ("AmTote") for a total cash purchase price, including transaction costs, of $4.3 million. MEC Maryland was granted a purchase option (the "First Option") to acquire an additional 30% equity interest in AmTote, exercisable at any time during the three-year period commencing on the date of MEC Maryland's initial 30% equity interest acquisition. If MEC Maryland chose to exercise the First Option, it had a second purchase option (the "Second Option") to acquire the remaining 40% equity interest in AmTote, exercisable at any time during the three-year period commencing on the date of exercise of the First Option. In addition, the shareholders of AmTote were given the right to sell to MEC Maryland their remaining equity interest during the 120-day period following the exercise of the First Option.

On July 26, 2006, MEC Maryland acquired the remaining 70% equity interest of AmTote for a total cash purchase price of $9.3 million, including transaction costs of $0.1 million, net of cash acquired of $5.5 million. The acquisition was financed through the MEC Credit Facility (note 7).

AmTote is a provider of totalisator services to the North American pari-mutuel industry with service contracts with over 70 North American racetracks and other wagering entities.

50    MI Developments Inc.      2006

The purchase price has been allocated to the assets and liabilities acquired as follows:

Non-cash working capital	$1,203
Fixed assets	12,008
Other assets	127
Goodwill	683
Long-term debt	(1,470)
Other long-term liabilities	(980)
Future tax liabilities	(2,224)

Net assets acquired and total purchase price, net of cash acquired	$9,347

The purchase price allocation for this acquisition has not yet been finalized and may be adjusted as a result of obtaining additional information regarding estimates of fair values made at the date of purchase.

3.     DISCONTINUED OPERATIONS

(a)
On August 25, 2006, a wholly-owned subsidiary of MEC completed the sale of the Magna Golf Club located in Aurora, Ontario to Magna International Inc. ("Magna"), a related party, for cash consideration of Cdn. $51.8 million ($46.4 million), net of transaction costs, subject to various closing adjustments. MEC recognized an impairment loss of $1.2 million at the date of disposition equal to the excess of MEC's carrying value of the assets disposed over their fair values at the date of disposition. Of the sale proceeds, Cdn. $32.6 million ($29.3 million) was used to pay all amounts owing under certain loan agreements with Bank Austria Creditanstalt AG related to the Magna Golf Club. In addition, the MID Lender received a fee of Cdn. $0.2 million (1% of the net sale proceeds) as consideration for waiving repayment rights under the bridge loan between MEC and the MID Lender (the "MEC Bridge Loan") (note 16).

(b)
On May 26, 2006, MEC completed the sale of a restaurant and related real estate in the United States and received cash consideration of $2.0 million, net of transaction costs, and recognized a gain on disposition of approximately $1.5 million. MEC was required to use the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility.

(c)
On August 16, 2005, MEC and Great Canadian Gaming Corporation ("GCGC") entered into a share purchase agreement under which GCGC acquired all of the outstanding shares of Ontario Racing Inc. ("ORI"), a wholly-owned subsidiary of MEC that owned and operated Flamboro Downs, a standardbred racetrack and site holder for slot machines operated by the Ontario Lottery and Gaming Corporation, located in Hamilton, Ontario, Canada. Regulatory approval for this sale transaction was obtained on October 17, 2005, and MEC completed the transaction on October 19, 2005. On closing, GCGC paid $23.6 million and Cdn. $50.7 million ($43.1 million) in cash and also assumed ORI's existing debt.

(d)
On August 18, 2005, three subsidiaries of MEC entered into a share purchase agreement with Colonial Downs, L.P. ("Colonial LP") pursuant to which Colonial LP purchased all of the outstanding shares of Maryland-Virginia Racing Circuit, Inc. ("MVRC"). MVRC was an indirect subsidiary of MEC that managed the operations of Colonial Downs, a thoroughbred and standardbred horse racetrack located in New Kent, Virginia, pursuant to a management agreement with Colonial LP, the owner of Colonial Downs. Regulatory approval for the sale of MVRC was obtained on September 28, 2005, and MEC completed the transaction on September 30, 2005. On closing, MEC received cash consideration of $6.8 million, net of transaction costs, and a one-year interest-bearing note in the principal amount of $3.0 million, which was repaid as at September 30, 2006.

MI Developments Inc.      2006    51

MEC's results of operations and cash flows related to discontinued operations for the three-month and nine-month periods ended September 30, 2006 and 2005, and MEC's assets and liabilities related to discontinued operations as at December 31, 2005, are shown in the following tables:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Revenues	$2,733	$11,758	$9,676	$32,469
Costs and expenses	2,076	8,491	6,475	23,256

	657	3,267	3,201	9,213
Depreciation and amortization	286	669	1,133	2,001
Interest expense, net	294	1,017	1,086	2,700
Impairment loss recorded on disposition	1,202	—	1,202	—
Write-down of racing licence	—	—	—	12,290

Income (loss) before gain on disposition	(1,125)	1,581	(220)	(7,778)
Gain on disposition	—	9,837	1,495	9,837

Income (loss) before income taxes	(1,125)	11,418	1,275	2,059
Income tax expense	1,381	2,565	2,133	1,386
Minority interest	(1,041)	3,672	(357)	279

Income (loss) from discontinued operations	$(1,465)	$5,181	$(501)	$394

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Cash provided by (used in) operating activities	$(5,852)	$(889)	$(1,509)	$1,667
Cash provided by investing activities	46,497	6,738	48,157	6,577
Cash provided by (used in) financing activities	(26,699)	—	(30,503)	25,501

	13,946	5,849	16,145	33,745
Payments to MEC's continuing operations	(13,946)	(5,222)	(16,145)	(33,402)

Net increase in cash and cash equivalents of discontinued operations during the period	—	627	—	343
Cash and cash equivalents, beginning of period	—	352	—	636

Cash and cash equivalents, end of period	$—	$979	$—	$979

52    MI Developments Inc.      2006

As at	December 31, 2005
ASSETS
Current assets:
Accounts receivable	$334
Prepaid expenses and other	570

904

Real estate properties, net	51,492
Fixed assets, net	3,503
Other assets, net	952
Future tax assets	7,539

63,486

$64,390

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$2,261
Income taxes payable	4,192
Long-term debt due within one year	3,771
Deferred revenue	2,057

12,281

Long-term-debt	25,560
Other long-term liabilities	10,060

35,620

$47,901

4.     ASSETS HELD FOR SALE

(a)
On November 3, 2005, MEC announced that one of its subsidiaries that owns approximately 157 acres of under-utilized real estate located in Palm Beach County, Florida had entered into an agreement to sell the real property for $51.0 million. The proposed sale was subject to the completion of due diligence by the purchaser by April 3, 2006 and a closing by April 28, 2006. On April 3, 2006, MEC announced the termination of the sale agreement and, as such, the purchaser was not proceeding with the proposed sale as stipulated in the agreement. MEC is considering its options with respect to this property. It has been determined that the plan of sale criteria under generally accepted accounting principles is no longer met in relation to this property and, accordingly, as at December 31, 2005, the property has been reclassified to reflect the carrying amount of the property in MEC's "real estate properties, net" on the Company's unaudited interim consolidated balance sheets rather than in "assets held for sale".

(b)
On November 9, 2005, MEC announced that it had entered into a share purchase agreement (the "Initial SPA") with Millennium-Oaktree providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc., and MEC Pennsylvania Racing, Inc. (collectively, "The Meadows Entities"), each MEC wholly-owned subsidiaries through which MEC owned and operated The Meadows.

MI Developments Inc.      2006    53

  On July 26, 2006, MEC announced that it had entered into an amended share purchase agreement that modified the Initial SPA with respect to the sale of The Meadows as a result of regulatory requirements relating to the approval of the issuance of a gaming licence by the Pennsylvania Gaming Control Board (the "PGCB"), as well as significant changes in the economic and regulatory environment in Pennsylvania since the date of the Initial SPA, including regulations adopted by the Pennsylvania Department of Revenue in respect of the amount of local share assessment taxes payable to North Strabane Township and Washington County. The $225.0 million purchase price in the Initial SPA, which included a $39.0 million holdback, was reduced to $200.0 million, with a $25.0 million holdback payable to MEC over a five-year period, subject to offset for certain indemnification obligations. In exchange for the shares of The Meadows Entities, MEC received two notes representing the purchase price: the First Note of $175.0 million and the Second Note of $25.0 million. The First Note and Second Note were assigned to the MID Lender as security. Concurrently with entering into the amended share purchase agreement, the parties entered into a racing services agreement whereby MEC will continue to manage the racing operations at The Meadows, on behalf of Millennium-Oaktree, for at least five years.

  On September 27, 2006, the PGCB granted approval to Washington Trotting Association, Inc. of a Conditional Category 1 Gaming Licence (the "Gaming Licence"). Due to regulatory issues relating to the approval of the Gaming Licence, the parties agreed to modify the terms of the Second Note. The amount of the Second Note will remain intact, however, MEC agreed to release the security requirement for the holdback amount, defer subordinate payments under the holdback and defer receipt of holdback payments until the opening of the permanent casino at The Meadows, in exchange for Millennium-Oaktree providing an additional $25.0 million of equity support for PA Meadows, LLC.

  Pursuant to the terms of the amended share purchase agreement, the First Note was due to be repaid, following the approval of the Gaming Licence, on or about November 3, 2006, however, the Company now anticipates that the First Note will be repaid on or about November 14, 2006. If the First Note is not repaid on or before November 14, 2006, MEC is entitled to demand that the First Note and the Second Note be cancelled and that the purchaser return the shares of The Meadows Entities to MEC. MEC is required to use the proceeds from the sale of The Meadows to fully repay the MEC Bridge Loan (note 16) and to permanently pay down $39.0 million of the principal amount outstanding under the MEC Credit Facility (note 7). MEC is also required to repay $2.0 million of the BE&K Loan (as defined in note 8) following payment on the First Note.

54    MI Developments Inc.      2006

  MEC's assets classified as held for sale and corresponding liabilities related to this transaction at September 30, 2006 and December 31, 2005 are shown in the table below.

As at	September 30, 2006	December 31, 2005
ASSETS
Current assets:
Restricted cash	$480	$443
Accounts receivable	437	450
Income taxes receivable	614	857
Prepaid expenses and other	898	969

	2,429	2,719

Real estate properties, net	16,485	16,154
Fixed assets, net	1,691	1,576
Racing licence	58,266	58,266
Other assets, net	200	200
Future tax assets	467	397

	77,109	76,593

	$79,538	$79,312

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$2,241	$2,679
Deferred revenue	13	312

	2,254	2,991

Future tax liabilities	26,518	24,746

	$28,772	$27,737

5.     EARNINGS (LOSS) PER SHARE

Diluted earnings (loss) per share for the three-month and nine-month periods ended September 30, 2006 and 2005 are computed as follows:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Income (loss) from continuing operations	$(5,345)	$(8,895)	$31,855	$12,304
Income (loss) from discontinued operations	(1,465)	5,181	(501)	394

Net income (loss)	$(6,810)	$(3,714)	$31,354	$12,698

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (thousands)	48,295	48,264	48,292	48,250
Stock options (thousands)	—	—	51	61

	48,295	48,264	48,343	48,311

Diluted earnings (loss) per Class A Subordinate Voting or Class B Share
— from continuing operations	$(0.11)	$(0.19)	$0.66	$0.25
— from discontinued operations	(0.03)	0.11	(0.01)	0.01

	$(0.14)	$(0.08)	$0.65	$0.26

MI Developments Inc.      2006    55

The computation of diluted earnings (loss) per share for the three-month and nine-month periods ended September 30, 2006 excludes the effect of the potential exercise of 400,000 (2005 — 418,000) and 20,000 (2005 — nil) options, respectively, to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

6.     REAL ESTATE PROPERTIES

Real estate properties consist of:

As at	September 30, 2006	(restated — note 3) December 31, 2005
Real Estate Business
Income-producing properties under operating leases
Land	$204,483	$192,873
Buildings, parking lots and roadways — cost	1,284,647	1,198,488
Buildings, parking lots and roadways — accumulated depreciation	(260,129)	(220,895)

	1,229,001	1,170,466

Development properties
Land and improvements	97,964	100,457
Properties under development	5,034	13,863

	102,998	114,320

Properties held for sale	23,954	23,872

	1,355,953	1,308,658

MEC
Revenue-producing racetrack properties
Land and improvements	207,820	206,873
Buildings — cost	628,146	495,018
Buildings — accumulated depreciation	(109,823)	(91,005)
Construction in progress	23,751	119,247

	749,894	730,133

Under-utilized racetrack properties	97,319	96,303

Development properties
Land and improvements	59,040	51,019
Properties under development	4,199	3,155

	63,239	54,174

Revenue-producing non-racetrack properties
Land and improvements	5,142	5,112
Buildings — cost	30,906	29,165
Buildings — accumulated depreciation	(10,232)	(8,430)

	25,816	25,847

Properties held for sale	—	2,500

	936,268	908,957

Eliminations (note 16)	(4,973)	(4,143)

Consolidated	$2,287,248	$2,213,472

56    MI Developments Inc.      2006

7.     BANK INDEBTEDNESS

The MEC Credit Facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. Loans under the MEC Credit Facility are collateralized by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain subsidiaries of MEC. The MEC Credit Facility contains financial covenants that include EBITDA maintenance tests relating to Santa Anita Park and Golden Gate Fields and mandatory repayment provisions. The loans under the MEC Credit Facility bear interest at either the U.S. Base rate plus 3% or the London Interbank Offered Rate ("LIBOR") plus 4%. The weighted average interest rate on the loans outstanding under the credit facility as at September 30, 2006 was 9.5% (December 31, 2005 — 9.3%).

On July 26, 2006, MEC obtained an extension to the MEC Credit Facility from July 31, 2006 to November 6, 2006, and the maximum permitted borrowings under such facility for general corporate purposes were increased to $50.0 million. The AmTote option exercise (note 2) was financed through a further increase of $14.0 million under the MEC Credit Facility, in return for which the bank received a first-ranking security interest over AmTote, with the MID Lender receiving a second-ranking interest. MEC is required to repay $39.0 million under the MEC Credit Facility upon closing of the sale of The Meadows (note 4), after repaying the first $100.0 million of the MEC Bridge Loan (note 16). Subsequent to September 30, 2006, the MEC Credit Facility was extended to November 28, 2006, unless further extended with the consent of both parties.

At September 30, 2006, MEC had borrowings of $39.9 million (December 31, 2005 — $27.3 million), had issued letters of credit totalling $23.5 million (December 31, 2005 — $21.7 million) and had permanently repaid principal amounts outstanding of $0.3 million under the MEC Credit Facility, such that $0.3 million was unused and available.

8.     LONG-TERM DEBT

(a)
On November 17, 2005, a subsidiary of MEC entered into a loan agreement with BE&K, Inc. ("BE&K"), the parent company of Suitt Construction Co. Inc., the general contractor for the reconstruction of the racetrack facilities at Gulfstream Park, for a loan of up to $13.5 million (the "BE&K Loan") to assist in the financing of costs as a result of additional material and labour costs and changes in scope of work related to the reconstruction. The loan agreement was amended on June 30, 2006, and the loan amount was increased to $16.6 million. The loan matures on April 14, 2007 and may be extended at the lender's option to July 31, 2008. The loan bears interest at the U.S. prime rate plus 0.4% per annum (September 30, 2006 — 8.65%) and may be repaid at any time, in whole or in part, without penalty. The BE&K Loan is collateralized by a mortgage over land in Ocala, Florida and a guarantee of $5.0 million by MEC. MEC is required to repay $2.0 million of this loan directly to BE&K following payment on the First Note relating to the sale of The Meadows (note 4), after repaying the MEC Bridge Loan (note 16) and $39.0 million under the MEC Credit Facility (note 7). MEC is also required to deposit with the MID Lender sufficient proceeds from the sale of The Meadows to repay all remaining indebtedness owing under the BE&K Loan. As at September 30, 2006, $12.2 million had been advanced under the BE&K Loan.

(b)
On July 31, 2006, one of MEC's European subsidiaries amended and extended its bank term line of credit of 2.5 million euros and its bank term loan of 2.9 million euros. The amendments to the agreement included converting the two facilities into one bank term loan, requiring the repayment of 0.9 million euros on July 31, 2006, extending the term to July 31, 2007 and requiring a further repayment of 0.7 million euros on January 31, 2007. The bank term loan bears interest at the Euro Overnight Index Average ("EONIA") rate plus 1.1% per annum (September 30, 2006 — 4.23%). A European subsidiary of MEC has provided two first mortgages on real estate as security for this bank term loan. At September 30, 2006, the amount outstanding under the fully drawn bank term loan is 4.5 million euros ($5.7 million).

MI Developments Inc.      2006    57

9.     SHARE CAPITAL

Changes in the Company's Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate Voting Shares		Class B Shares		Total
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Shares issued and outstanding, December 31, 2004	47,642,083	$1,554,779	548,238	$17,893	48,190,321	$1,572,672
Issued on exercise of stock options	70,000	2,237	—	—	70,000	2,237

Shares issued and outstanding, March 31, 2005 and June 30, 2005	47,712,083	1,557,016	548,238	17,893	48,260,321	1,574,909
Issued on exercise of stock options	30,000	1,000	—	—	30,000	1,000

Shares issued and outstanding, September 30, 2005, December 31, 2005, March 31, 2006, June 30, 2006	47,742,083	$1,558,016	548,238	$17,893	48,290,321	$1,575,909
Issued on exercise of stock options	30,000	1,043	—	—	30,000	1,043

Shares issued and outstanding, September 30, 2006	47,772,083	$1,559,059	548,238	$17,893	48,320,321	$1,576,952

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the Toronto Stock Exchange ("TSX") on May 19, 2005, the Company was authorized, during the 12-month period commencing May 24, 2005 and ending May 23, 2006, to purchase for cancellation up to a total of 4,005,956 Class A Subordinate Voting Shares, being 10% of the public float (as defined by the TSX) of the Class A Subordinate Voting Shares (the"Public Float").

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the TSX on September 29, 2006, the Company may, during the 12-month period commencing October 4, 2006 and ending October 3, 2007, purchase for cancellation up to a total of 3,257,895 Class A Subordinate Voting Shares, being 10% of the Public Float. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition.

To date, the Company has not purchased any Class A Subordinate Voting Shares under its normal course issuer bid programs.

58    MI Developments Inc.      2006

10.  CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Contributed surplus, beginning of period	$2,342	$2,125	$2,112	$2,387
Stock-based compensation	58	88	288	264
Transfer to share capital on exercise of stock options	(188)	(188)	(188)	(626)

Contributed surplus, end of period	$2,212	$2,025	$2,212	$2,025

11.  CURRENCY TRANSLATION ADJUSTMENT

During the nine months ended September 30, 2006, the Company recorded an unrealized foreign currency translation gain of $48.4 million related to its net investments in currencies other than the U.S. dollar. The gain was primarily due to the strengthening of the euro and Canadian dollar against the U.S. dollar.

Included in the Real Estate Business' dilution and other gains for the nine months ended September 30, 2006 is a $1.9 million currency translation gain realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations.

12.  INCOME TAXES

The Real Estate Business' income tax expense for the nine months ended September 30, 2006 includes a future tax recovery of $2.4 million realized from the reduction in the future Canadian tax rate, enacted in June 2006, from 36.1% to 33.0%.

13.  STOCK-BASED COMPENSATION

(a)
On August 29, 2003, MID's Board of Directors approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. At September 30, 2006, a maximum of 2.66 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

  MID has granted stock options to certain directors and officers to purchase MID's Class A Subordinate Voting Shares. Such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

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  Activity in the MID Plan was as follows:

	2006		2005
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	390,000	33.49	490,000	33.16
Granted	20,000	39.12	—	—
Exercised	—	—	(70,000)	31.85

Stock options outstanding, March 31 and June 30	410,000	33.77	420,000	33.38
Exercised	(30,000)	31.85	(30,000)	31.85
Forfeited	(60,000)	35.62	—	—

Stock options outstanding, September 30	320,000	33.60	390,000	33.49

Stock options exercisable, September 30	202,000	33.07	162,000	32.64

  The fair value of stock options granted was estimated at the date of grant using the Black-Scholes option valuation model. The weighted average assumptions used in determining the fair value of the MID stock options granted are shown in the table below.

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Risk-free interest rate	—	—	4.0%	—
Expected dividend yield	—	—	1.76%	—
Expected volatility of MID's Class A Subordinate Voting Stock	—	—	21.3%	—
Weighted average expected life (years)	—	—	3.0	—
Weighted average fair value per option granted	—	—	$5.67	—

  The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. If other assumptions are used, stock-based compensation expense could be significantly impacted. Because the Company's outstanding stock options have characteristics, which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide the only measure of the fair value of its stock options.

  Subsequent to September 30, 2006, MID granted an aggregate of 155,000 stock options with an exercise price of Cdn. $41.17 per option to certain directors and officers of the Company and 10,000 stock options with an exercise price of Cdn. $35.62 per option were exercised.

  Effective November 4, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional Deferred Share Units ("DSUs") with a value equal to the market price of the Company's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director is determined. The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares. The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares. Under the DSP, when a

60    MI Developments Inc.      2006

  director leaves the Board, the director receives a cash payment equal to the value of the accrued DSUs at that time. There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs. Effective January 1, 2005, all directors must receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs.

  For the three months and nine months ended September 30, 2006, 4,350 DSUs and 12,216 DSUs, respectively, were granted pursuant to the DSP. A total of 35,308 DSUs have been granted for periods up to and including September 30, 2006. During the nine months ended September 30, 2006, 11,715 DSUs were redeemed for $0.4 million. As a result, 23,593 DSUs remain outstanding at September 30, 2006.

  During the three months and nine months ended September 30, 2006, the Real Estate Business recognized stock-based compensation expense of $0.3 million (2005 — $0.2 million) and $0.8 million (2005 — $0.8 million), respectively, which includes $0.2 million (2005 — $0.1 million) and $0.5 million (2005 — $0.6 million), respectively, pertaining to DSUs.

(b)
MEC has a Long-term Incentive Plan (the "MEC Plan"), adopted in 2000, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to MEC's directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.6 million shares of MEC's Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 6.3 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.3 million are available for issuance pursuant to any other type of award under the MEC Plan.

  During 2005, MEC introduced an incentive compensation program (the "MEC Program") for certain officers and key employees, which will award performance shares of MEC's Class A Subordinate Voting Stock as contemplated under the MEC Plan. The number of shares of Class A Subordinate Voting Stock underlying the performance share awards is based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of MEC's Class A Subordinate Voting Stock on the date the MEC Program was approved by the Compensation Committee of MEC's Board of Directors. These performance shares vested over a six or eight month period to December 31, 2005 and are to be distributed, subject to certain conditions, in two equal instalments. The first distribution date occurred prior to March 31, 2006 and the second distribution date is to occur on or about March 31, 2007. During the year ended December 31, 2005, 201,863 performance share awards were granted under the MEC Program with a weighted average grant-date market value of either $6.26 or Cdn. $7.61 per share (the "2005 Performance Share Awards"). At December 31, 2005, there were 199,471 vested 2005 Performance Share Awards and no non-vested 2005 Performance Share Awards. During the nine months ended September 30, 2006, 115,408 vested 2005 Performance Share Awards were issued with a stated value of $0.7 million. Accordingly, there are 84,063 vested 2005 Performance Share Awards remaining to be issued under the MEC Program.

  For 2006, MEC continued the MEC Program as described in the preceding paragraph. The program is similar in all respects except that the performance shares granted in 2006 will vest over a 12-month period to December 31, 2006 and will be distributed, subject to certain conditions, on or about March 31, 2007. In the nine months ended September 30, 2006, 161,099 performance share awards were granted under the MEC Program with a weighted average grant-date market value of either $6.80 or Cdn. $7.63 per share (the "2006 Performance Share Awards"). During the nine months ended September 30, 2006, 1,616 vested 2006 Performance Share Awards were issued and 12,490 2006 Performance Share Awards were forfeited. At September 30, 2006, there were 112,106 vested 2006 Performance Share Awards and 34,887 non-vested 2006 Performance Share Awards.

  In the nine months ended September 30, 2006, MEC issued 25,896 (2005 — 14,175) shares of Class A Subordinate Voting Stock with a stated value of $0.2 million (2005 — $0.1 million) to MEC's directors in payment of services rendered.

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  MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC's Class A Subordinate Voting Stock. All of such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of options.

  Activity in the MEC Plan was as follows:

	2006		2005
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Stock options outstanding, January 1	4,827,500	6.14	4,500,500	6.18
Granted	—	—	490,000	6.40
Exercised	—	—	—	—
Forfeited and expired	—	—	(145,000)	6.76

Stock options outstanding, March 31	4,827,500	6.14	4,845,500	6.19
Granted	—	—	155,000	6.70
Forfeited and expired	(64,000)	6.80	(88,000)	7.32

Stock options outstanding, June 30	4,763,500	6.13	4,912,500	6.18
Forfeited and expired	—	—	(150,000)	8.08

Stock options outstanding, September 30	4,763,500	6.13	4,762,500	6.12

Stock options exercisable, September 30	4,279,700	6.08	4,038,715	6.05

  The fair value of MEC stock options granted was estimated at the date of grant using the Black-Scholes option valuation model, which requires the use of subjective assumptions and may not necessarily provide the only measure of the fair value of MEC's stock options (as described further in note 13(a)). The weighted average assumptions used in determining the fair value of the MID stock options granted are shown in the table below. If other assumptions are used, stock-based compensation expense could be significantly impacted.

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Risk-free interest rate	—	—	—	3.9%
Expected dividend yield	—	—	—	—
Expected volatility of MEC's Class A Subordinate Voting Stock	—	—	—	54.9%
Weighted average expected life (years)	—	—	—	4.0
Weighted average fair value per option granted	—	—	—	$2.90

  During the three months and nine months ended September 30, 2006, MEC recognized stock-based compensation expense of $0.4 million (2005 — nil) and $2.1 million (2005 — $0.7 million), respectively, including $0.2 million (2005 — nil) and $0.8 million (2005 — $0.1 million), respectively, relating to performance share awards.

62    MI Developments Inc.      2006

14.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows:

	Three months ended September 30,		Nine months ended September 30,
	2006	(restated – note 3) 2005	2006	(restated – note 3) 2005
Real Estate Business
Straight-line rent adjustment	$41	$(59)	$109	$249
Stock-based compensation expense	265	242	763	843
Depreciation and amortization	9,914	9,093	29,025	27,567
Interest income from MEC	(4,402)	(1,032)	(11,876)	(2,248)
Gain on disposal of real estate	(200)	—	(209)	(9,404)
Future income taxes	1,269	4,146	2,008	5,886
Dilution and other gains	—	—	(1,921)	—
Other	80	73	234	210

	6,967	12,463	18,133	23,103

MEC
Stock-based compensation expense	380	15	2,069	696
Gain on disposal of real estate	—	—	(2,883)	—
Depreciation and amortization	11,715	9,775	32,869	28,454
Interest expense with MID	4,211	—	10,837	—
Amortization of debt issuance costs	1,579	802	5,331	1,347
Dilution and other gains	(28)	—	(185)	(7)
Future income taxes	139	3,594	(574)	2,862
Minority interest	(20,262)	(18,203)	(30,220)	(28,038)
Other	334	(26)	433	(2,450)

	(1,932)	(4,043)	17,677	2,864

Eliminations (note 16)	(1,138)	(1,940)	(3,557)	1,663

Consolidated	$3,897	$6,480	$32,253	$27,630

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(b)
Changes in non-cash balances:

	Three months ended September 30,		Nine months ended September 30,
	2006	(restated – note 3) 2005	2006	(restated – note 3) 2005
Real Estate Business
Accounts receivable	$(91)	$187	$(2,297)	$2,607
Loan receivable from MEC	640	(296)	251	(296)
Prepaid expenses and other	1,197	185	(1,946)	(228)
Accounts payable and accrued liabilities	4,516	651	2,440	(5,240)
Income taxes	68	(1,971)	(991)	2,410
Deferred revenue	(4,202)	2,632	(3,113)	5,014

	2,128	1,388	(5,656)	4,267

MEC
Restricted cash	(7,532)	(2,485)	(6,540)	2,509
Accounts receivable	14,989	2,711	12,764	12,974
Prepaid expenses and other	(2,209)	836	(6,139)	(789)
Accounts payable and accrued liabilities	1,072	7,164	(11,940)	(17,429)
Income taxes	248	(4,720)	(275)	(666)
Loan Payable to MID	(640)	296	(251)	296
Deferred revenue	(12)	(880)	(1,539)	(4,606)

	5,916	2,922	(13,920)	(7,711)

Eliminations (note 16)	474	(823)	1,701	(823)

Consolidated	$8,518	$3,487	$(17,875)	$(4,267)

15.  SEGMENTED INFORMATION

The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly-owned operations (the Real Estate Business) and publicly-traded operations (MEC). The segregation of operations between wholly-owned and publicly-traded operations recognizes the fact that, in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

The Company's reporting segments are as follows:

Real Estate Business

The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC operates or manages eleven thoroughbred racetracks, one standardbred racetrack and one racetrack that runs both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. Two of MEC's racetracks (one in the United States and one in Austria) include casino operations with alternative gaming machines. In addition, MEC operates off-track betting facilities, a United States based national account wagering business known as XpressBet® and a European account wagering service known as MagnaBet™. MEC also owns and operates HorseRacing TV™, a television network focused on

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horseracing, and AmTote (note 2). In April 2006, MEC entered into an agreement with Churchill Downs Incorporated ("CDI") and Racing UK Limited to partner in a subscription television channel called "Racing World" that broadcasts races from MEC's and CDI's racetracks, as well as other North American and international racetracks, into the United Kingdom and Ireland. To support certain of MEC's thoroughbred racetracks, MEC owns and operates three thoroughbred training centres in the United States. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to racetracks, MEC's real estate portfolio includes three residential developments in various stages of development in Austria, Canada and the United States.

The Company's interim consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

16.  TRANSACTIONS WITH RELATED PARTIES

Mr. F. Stronach, the Company's Chairman and the Chairman of Magna and MEC, and two other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares. As the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)   MEC Bridge Loan and Project Financings

  (i)
  MEC Bridge Loan

    In July 2005, the MID Lender provided MEC with the MEC Bridge Loan of up to $100.0 million expiring August 31, 2006. The MEC Bridge Loan bears interest, at MEC's option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to LIBOR plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9.0%. In February 2006, the MID Lender agreed to make the third tranche of the MEC Bridge Loan, in the amount of $25.0 million, available to MEC and to waive compliance with a financial covenant contained in the MEC Bridge Loan in relation to Golden Gate Fields for the period ended December 31, 2005. Concurrently, a similar waiver was provided to MEC under the MEC Credit Facility. Upon the third tranche becoming available, MEC paid the MID Lender an arrangement fee of $0.5 million and, in connection with the waiver, also paid a fee of $250 thousand and all of the MID Lender's associated costs. In addition, MEC pays an annual commitment fee equal to 1.0% of the undrawn facility.

    Also in February 2006, as a result of the fact that MEC had not, prior to December 1, 2005, entered into an agreement to sell The Meadows (note 4) subject only to the approval of the Pennsylvania Harness Racing Commission (the agreement of sale that MEC entered into was subject to an additional condition requiring receipt by The Meadows of a Conditional Category 1 slot licence pursuant to the Pennsylvania Race Horse Development and Gaming Act), the MEC Bridge Loan agreement was amended by the MID Lender and MEC in order to add certain MEC subsidiaries as additional guarantors and to have such subsidiaries grant the MID Lender additional security, including mortgages on properties owned by such subsidiaries in California, New York and Ohio.

    As a result of the fact that on April 3, 2006 MEC received notice that its agreement to sell approximately 157 acres of under-utilized real estate in Palm Beach County, Florida had been terminated by the proposed purchaser (note 4), a mortgage in favour of the MID Lender was also registered against such real estate under the terms of the MEC Bridge Loan.

    In July 2006, the MID Lender provided its consent under both the MEC Bridge Loan and the Gulfstream Park project financing facility (discussed below) to MEC entering into an amended share purchase agreement in connection with, and transferring ownership of, The Meadows (note 4). In connection with this consent, the MID Lender received an assignment of the two notes that were

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    issued to MEC in exchange for The Meadows. At the same time, the maturity date of the MEC Bridge Loan was extended from August 31, 2006 to December 5, 2006 in anticipation of the final closing of the sale of The Meadows. In connection with the extension of the MEC Bridge Loan, the MID Lender received an extension fee of $0.5 million (0.5% of the amount of the MEC Bridge Loan) and became entitled to receive an additional fee of $0.5 million if MEC did not complete its sale of The Meadows by a deadline tied to certain milestones. MID also consented to MEC exercising its options to acquire the remaining 70% of AmTote (note 2), in return for which the MID Lender received a second-ranking security interest over AmTote (behind the bank lender under the MEC Credit Facility). In connection with the July 2006 amendments to the MEC Bridge Loan, MEC also amended and extended the terms of the MEC Credit Facility (note 7).

    In August 2006, the MID Lender waived the requirement for MEC to repay a portion of the MEC Bridge Loan from proceeds (net of costs and related loan repayments) from the sale of the Magna Golf Club (note 3) in exchange for which the MID Lender received a fee of $0.2 million (1% of such net proceeds). The MID Lender also agreed to a similar waiver and fee in the event that MEC sold the Fontana Golf Club (note 16(b)).

    In September 2006, the MID Lender agreed to make available to MEC $19.0 million of increased funding under the MEC Bridge Loan. The funds will be used by MEC solely to fund (i) operations and financing activities (including mandatory interest and principal repayments on debt), (ii) maintenance capital expenditures and (iii) capital expenditures required pursuant to the terms of MEC's joint venture arrangements with Forest City Enterprises, Inc. ("Forest City") and Caruso Affiliated ("Caruso") (note 17). MEC is required to use the proceeds from the sale of The Meadows (note 4) to fully repay the MEC Bridge Loan, including the increased $19.0 million of available funding. As part of the increased financing, the MEC Bridge Loan was further amended to provide that in the event that MEC did not complete its sale of The Meadows as scheduled, the interest rate for all amounts under the MEC Bridge Loan would be increased by 2.5% per annum. The MID Lender charged MEC an arrangement fee of $0.2 million (1% of the increased funding) in connection with these amendments to the MEC Bridge Loan. All other material terms and conditions of the MEC Bridge Loan remain unchanged.

    The Company now anticipates that the closing of The Meadows sale (note 4) and the repayment of the First Note will occur on or about November 14, 2006. Accordingly, as a result of failing to meet certain deadlines specified in the MEC Bridge Loan, (a) the interest rate for all amounts under the MEC Bridge Loan was increased by 2.5% per annum effective November 7, 2006 and (b) MEC became obligated to pay to the MID Lender, promptly following closing of the sale of The Meadows, a fee of $0.5 million if (i) MEC or any of its subsidiaries receives any interest payments on the notes issued in connection with the sale of The Meadows as a result of the delay in the closing of such sale or (ii) the sale of The Meadows does not close on or before November 17, 2006 (which date was extended by the MID Lender from November 3, 2006).

    As at September 30, 2006, there was a balance of $100.4 million (December 31, 2005 — $74.7 million) due under the MEC Bridge Loan, including $0.4 million (December 31, 2005 — $0.6 million) of interest, costs and fees receivable.

  (ii)
  MEC Project Financings

    The MID Lender has made available two separate project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park (the "MEC Project Financing Facilities"). The MEC Project Financing Facilities have a term of 10 years (except as described below for the new tranche of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

    Prior to the relevant completion date, amounts outstanding under each of the MEC Project Financing Facilities bore interest at a floating rate equal to 2.55% above MID's per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. Since the relevant completion

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    date, amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest will be deferred. However, commencing on the completion date for Remington Park, under certain circumstances a portion of cash from the operations of the Remington Park borrower must be used to pay deferred interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the deferred interest on the Gulfstream Park project financing facility. During the three-month and nine-month periods ended September 30, 2006, $1.6 million and $3.4 million, respectively, of such amounts were repaid. Commencing January 1, 2007, the MID Lender will receive monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities.

    In July 2006, the Gulfstream Park project financing facility was amended by adding a new tranche of up to $25.8 million (plus costs and deferred interest) to fund MEC's design and construction of a slot machine facility to be located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of the initial batch of slot machines. The new tranche of the Gulfstream Park project financing facility has a five-year term. Advances relating to the slot machine facility are made available by way of progress draws and there is no prepayment penalty associated with the new tranche. At the same time, the Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park's total excess cash flow, after permitted capital expenditures and debt service, to be used to repay the additional principal amount being made available under the new tranche. All other terms of the existing Gulfstream Park project financing facility remain unchanged, including that the facility will continue to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility. The MID Lender charged a fee of 1% of the amount of the new tranche as consideration for the amendments, which amount has been capitalized under the Gulfstream Park project financing facility.

    In June 2006, MID consented to the release and transfer to MEC of up to an aggregate of $10.0 million of funds from the subsidiaries that operate the racetracks at Gulfstream Park and Remington Park, subject to approval by MID management over the amount and timing of such releases. Such funds, which would ordinarily be "trapped" at the applicable subsidiaries pursuant to the terms of the MEC Project Financing Facilities, are in excess of the existing cash requirements of the applicable subsidiaries and are to be used by MEC solely to fund payments that are necessary in connection with the operation of the business of MEC and that cannot be deferred on a commercially reasonable basis. The MID Lender received waiver fees of $0.1 million (1% of the amounts released), which fees were capitalized under the applicable project financing facility. In the three months ended June 30, 2006, $3.6 million of these funds were released and the remaining $6.4 million was released in the three months ended September 30, 2006.

    As at September 30, 2006, there were balances of $131.3 million (December 31, 2005 — $97.1 million) and $7.1 million (December 31, 2005 — nil), including $13.1 million (December 31, 2005 — $21.0 million) and $0.3 million (December 31, 2005 — nil) of deferred interest, due under the initial tranche and the additional slots tranche, respectively, of the Gulfstream Park project financing facility. A balance of $32.4 million (December 31, 2005 — $21.0 million), including $0.4 million of deferred interest (December 31, 2005 — $0.3 million) was due under the Remington Park project financing facility.

    In connection with the Gulfstream Park project financing facility, MEC had placed into escrow (the "Gulfstream Escrow") with the MID Lender $13.0 million of proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that future Gulfstream Park construction costs can be funded, which escrowed amount has been and will be applied against such construction costs. At September 30, 2006, the amount held under the Gulfstream Escrow (including accrued interest) was $7.1 million (December 31, 2005 — $13.7 million), including $1.4 million to cover liens on the property, and is reflected as restricted cash and due to MEC on the balance sheet of the Real Estate Business.

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  Approximately $9.8 million of costs have been incurred, including $1.2 million and $2.6 million in the three months and nine months ended September 30, 2006, respectively, in association with the MEC Bridge Loan and the MEC Project Financing Facilities. At the MEC segment level, these costs are recognized as deferred financing costs and are being amortized into interest expense (of which a portion has been capitalized in the case of the MEC Project Financing Facilities), over the respective term of the MEC Bridge Loan and each of the MEC Project Financing Facilities. At a consolidated level, such costs are charged to general and administrative expenses in the periods in which they are incurred.

  All interest and fees charged by the Real Estate Business relating to the MEC Bridge Loan and MEC Project Financing Facilities, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC's related deferred financing costs, are eliminated from the Company's consolidated results of operation and financial position.

(b)   MEC's Sales to Magna

  On March 31, 2006, MEC sold a real estate property held for sale and located in the United States to Magna. A gain on sale of $2.9 million was recognized based on the cash consideration received, net of transaction costs, of $5.6 million. MEC was required to use the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility (note 7).

  On August 25, 2006, a wholly-owned subsidiary of MEC completed the sale of the Magna Golf Club located in Aurora, Ontario to Magna (note 3).

  On November 1, 2006, a wholly-owned subsidiary of MEC sold its interest in the entity that owns and operates the Fontana Golf Club located in Oberwaltersdorf, Austria to a subsidiary of Magna for a sale value of 30.0 million euros ($38.3 million). MEC will receive cash proceeds of approximately 13.2 million euros ($16.9 million) and approximately 16.8 million euros ($21.4 million) of debt, including accrued interest, has been assumed by Magna.

(c)   MEC Option

  During the nine months ended September 30, 2006, a subsidiary of MEC extended its option agreement with MID to acquire 100% of the shares of the MID subsidiary that owns land in Romulus, Michigan to October 6, 2006 for aggregate fees of $64 thousand. Subsequent to September 30, 2006, the option was extended to December 15, 2006 for aggregate fees of $36 thousand. In November 2006, the option agreement was amended to cover only a portion of the lands held by the MID subsidiary and the exercise price was reduced accordingly to approximately $19.9 million.

  At September 30, 2006, MEC had incurred approximately $2.9 million of costs related to this property and in pursuit of the racing licence for the site. If MID and MEC do not renew or further extend the option agreement, MEC may incur a write-down of these costs.

(d)   Hurricane Katrina Relief Effort

  In October 2005, the Company purchased 791 acres of land in Simmesport, Louisiana for $2.4 million. In 2006, the Company intends to donate up to 50 acres of this land to a not-for-profit organization established to assist Hurricane Katrina redevelopment efforts with charitable funding from Magna and other Canadian sources. The founding members and officers of this not-for-profit organization are officers and employees of MID and Magna. At September 30, 2006, the Company has accrued a liability of $0.4 million for the estimated value of the land to be donated.

  The Company and the not-for-profit organization are currently evaluating alternatives with respect to the remaining parcel of land. Magna has committed to fund the cost of land improvements and manufactured homes for the development of this community through the not-for-profit organization.

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17.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company viewed the oppression application as without merit and vigorously defended against it. The hearing of the application concluded on March 1, 2006 and the judge reserved his decision on the matter. On October 30, 2006, Justice J.D. Ground of the Ontario Superior Court of Justice rendered his judgment and dismissed the oppression application.

(c)
MEC generates a substantial amount of its revenues from wagering activities and is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(d)
The Company had $5.4 million (Real Estate Business — $3.4 million; MEC — $2.0 million) of letters of credit issued with various financial institutions at September 30, 2006 to guarantee various of its construction projects. These letters of credit are secured by cash deposits of the Company. The Company has also issued $0.3 million of letters of credit under the Real Estate Business' $50.0 million unsecured senior revolving credit facility and $23.5 million of letters of credit under the MEC Credit Facility.

(e)
MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licences and permits at certain racetracks and to guarantee various construction projects related to activities of its subsidiaries. As at September 30, 2006, these indemnities amounted to $7.1 million with expiration dates through 2007.

(f)
At September 30, 2006, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $9.4 million (Real Estate Business — $0.5 million; MEC — $8.9 million).

(g)
During the three months ended September 30, 2006, the Real Estate Business entered into a commitment to purchase an 83 thousand square foot building and 15.5 acres of land in the United States from a third party for approximately $5.6 million, plus transaction costs. The closing of this acquisition is scheduled for the end of November 2006. On closing, the Real Estate Business will assume an existing lease with a subsidiary of Magna for the entire property.

(h)
In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City and various affiliates of MEC, anticipating the development of a portion of the Gulfstream Park racetrack property. Forest City paid $2.0 million to MEC in consideration for its right to work exclusively with MEC on this project. This deposit is included in MEC's accounts payable and accrued liabilities on the Company's unaudited interim consolidated balance sheets. In 2005, MEC entered into a Limited Liability Company Agreement with Forest City concerning the planned development of "The Village at Gulfstream Park™". That agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial use projects on a portion of the Gulfstream Park property. Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. The $2.0 million deposit received to date from Forest City will constitute the final $2.0 million of the initial capital contribution. MEC is obligated to contribute 50% of any and all equity amounts in excess of $15.0 million as and when needed. To September 30, 2006, MEC has not made any such contributions. In the event the development does not proceed, MEC may have an obligation to fund a portion of the pre-development costs incurred to that

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  point in time. As at September 30, 2006, approximately $12.2 million of costs have been incurred by The Village of Gulfstream Park, LLC, which have been funded entirely by Forest City. The Limited Liability Company Agreement also contemplates additional agreements including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement to be executed by MEC in due course and upon the satisfaction of certain conditions.

(i)
In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso and certain affiliates of MEC to develop certain undeveloped lands surrounding Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC agreed to fund 50% of approved pre-development costs in accordance with a preliminary business plan for each of these projects, with the goal of entering into operating agreements. As at September 30, 2006, MEC has expended $5.2 million on this initiative, of which $3.4 million was paid in the nine months ended September 30, 2006. These amounts have been included in MEC's real estate properties on the Company's unaudited interim consolidated balance sheets. Under the terms of the Letter of Intent, MEC may be responsible to fund additional costs. To September 30, 2006, MEC has not made any such payments. On September 28, 2006, certain of MEC's affiliates entered into definitive operating agreements with Caruso regarding the proposed development of approximately 51 acres of undeveloped land surrounding Santa Anita Park.

(j)
A subsidiary of MEC participates in a multi-employer defined benefit pension plan for which the pension plan's total vested liabilities exceed the plan's assets. Based on allocation information provided by the plan, the portion of the estimated unfunded liability for vested benefits attributable to MEC's subsidiary is approximately $3.7 million. Under specific circumstances, a "withdrawal liability" may be triggered by certain actions, including a withdrawal from the pension plan, which is not presently intended.

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Corporate Information

Board of Directors	Officers	Office Locations

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice-Chairman
John Barnett
Lead Director; President and Chief Executive Officer, Rothmans, Benson & Hedges Inc. and Rothmans Inc.
Barry B. Byrd
Partner, Pineiro, Wortman & Byrd, P.A.
Neil G. Davis
Partner, Davis Webb LLP
Philip K. Fricke
President, PKF Financial Consultants, Inc.
Manfred Jakszus
Corporate Director
John D. Simonetti
Chief Executive Officer
Frank Vasilkioti
President, Aegis Corporate Financial Services Limited
Judson D. Whiteside
Senior Partner, Chairman and Chief Executive Officer,
Miller Thomson LLP

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice-Chairman
John D. Simonetti
Chief Executive Officer
Don Cameron
Chief Operating Officer
Robert Kunihiro
Executive Vice-President and Chief
Financial Officer
Richard J. Crofts
Executive Vice-President,
Corporate Development,
General Counsel and Secretary
Robert S. Mintzberg
Controller
Douglas B. Nathanson
Vice-President and
Associate General Counsel

MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario, Canada    L4G 7A9
Phone: (905) 713-6322
Fax: (905) 713-6332
www.midevelopments.com
 Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario, Canada    L4G 7K1
Phone: (905) 726-2462
Fax: (905) 726-7167
www.magnaentertainment.com
 United States
285 West Huntington Drive
Arcadia, California, USA 91007
Phone: (626) 574-7223

Transfer Agents and Registrars
Canada Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 Phone: 1-800-564-6253 www.computershare.com	United States Computershare Trust Company, Inc. 350 Indiana Street Golden, Colorado, USA 80801 Phone: (303) 262-0600

Exchange Listings
Class A Subordinate Voting Shares	– Toronto Stock Exchange	(MIM.A)
	– New York Stock Exchange	(MIM)
Class B Shares	– Toronto Stock Exchange	(MIM.B)

Investor Relations Queries
Robert Kunihiro Executive Vice-President and Chief Financial Officer (905) 726-7507

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario Canada L4G 7A9 Phone: (905) 713-6322 Fax: (905) 713-6332 www.midevelopments.com

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MI DEVELOPMENTS ANNOUNCES 2006 THIRD QUARTER RESULTS